715



06013537

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Baja Mining Corp.

*CURRENT ADDRESS

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34889 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 5/18/06

Exhibit 8

82-34889

RECEIVED
2006 MAY 15 P 3:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-05

BAJA MINING CORP.

Consolidated Financial Statements

December 31, 2005 and 2004

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

Report of Independent Registered Public Accounting Firm

To the Shareholders of Baja Mining Corp.:

We have audited the accompanying consolidated balance sheets of Baja Mining Corp. (the "Company") as at December 31, 2005 and 2004 and the related consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Vancouver, B.C.
March 21, 2006, except as to Note 12a, which
is as of April 6, 2006

Comments By Auditors For U.S. Reader On Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by future events, the outcome of which is indeterminable. As discussed in Note 1, the Company's continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company's ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations. Our report to the shareholders dated March 21, 2006, except as to Note 12a, which is as of April 6, 2006, is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors' report when the situation is adequately disclosed in the financial statements.

"Staley, Okada & Partners"

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Vancouver, B.C.
March 21, 2006, except as to Note 12a, which
is as of April 6, 2006

Staley, Okada & Partners, with offices in Vancouver and Surrey, is a Member of MSI, a Network of Independent Professional Firms • A Member of the Institute of Chartered Accountants of British Columbia
A Partnership of Incorporated Professionals: L.M. Okada, Ltd., K.A. Scott, Ltd., J.M. Bhagirath, Ltd., L.W.D. Vickars, Ltd., G.S. Traher, Inc., D. Larocque, Ltd.

Baja Mining Corp.
Consolidated Balance Sheets
As at December 31

ASSETS		2005		2004
Current assets				
Cash and cash equivalents	$	2,760,084	$	5,248,382
Accounts receivable		216,657		176,981
Due from related party *(Note 7b)*		43,884		34,990
		3,020,625		5,460,353
Mineral properties and mining concessions *(Note 4)*		757,793		757,793
Property, plant and equipment *(Note 5)*		598,714		136,861
	$	4,377,132	$	6,355,007

LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities	$	392,129	$	1,161,195
Due to related parties *(Note 7c)*		61,186		47,003
		453,315		1,208,198
SHAREHOLDERS' EQUITY				
Share capital *(Note 6)*		45,406,370		40,582,163
Contributed surplus *(Note 6g)*		2,339,721		1,390,189
Deficit		(43,822,274)		(36,825,543)
		3,923,817		5,146,809
	$	4,377,132	$	6,355,007

Commitments *(Note 10)*

ON BEHALF OF THE BOARD:

"John W. Greenslade", Director

"Robert L. Mouat", Director

See accompanying Notes to the Consolidated Financial Statements

Baja Mining Corp.
Consolidated Statements of Loss and Deficit
For the years ended December 31

	2005	2004	2003
Exploration expenses			
Camp, general and travel	$ 471,457	$ 230,530	$ 22,510
Concession and claim fees	184,412	163,481	102,014
Drilling	706,062	128,071	-
Feasibility studies	1,206,270	507,930	-
Geological and environmental	425,153	238,738	881
Metallurgical	279,165	64,533	138,617
Pilot plant costs	705,870	1,364,224	-
Professional and consulting fees			
Related Party *(Note 7a)*	329,112	211,884	71,420
Other	438,421	337,925	46,256
Stock-based compensation expense *(Note 6f)*	415,515	578,382	-
	5,161,437	3,825,698	381,698
General and administrative expenses			
Amortization	137,532	19,864	8,311
Audit and legal fees	271,839	51,653	50,398
Filing, exchange and transfer agent fees	48,758	40,110	-
Interest and bank charges	6,220	3,178	3,013
Management and consulting fees			
Related party *(Note 7a)*	122,933	123,273	-
Other	101,302	50,467	-
Office and general	73,663	42,348	7,926
Promotion, trade show and marketing	159,988	187,049	-
Rent	133,946	70,595	-
Stock-based compensation expense *(Note 6f)*	538,515	817,324	-
Telephone	38,734	20,860	3,029
Travel	35,810	102,345	5,622
Wages and subcontract	184,578	116,162	16,594
	1,853,818	1,645,228	94,893
Loss before other items	(7,015,255)	(5,470,926)	(476,591)
Foreign exchange gain (loss)	(7,616)	(15,040)	72,562
Interest income and other	26,140	94,281	-
Net loss for the year	(6,996,731)	(5,391,685)	(404,029)
Deficit - beginning of year	(36,825,543)	(31,433,858)	(31,029,829)
Deficit - end of year	$ (43,822,274)	$ (36,825,543)	$ (31,433,858)
Basic and diluted loss per share for the year	$ (0.11)	$ (0.10)	$ (0.01)
Weighted average number of shares outstanding	64,643,324	54,172,505	40,000,000

See accompanying Notes to the Consolidated Financial Statements

Baja Mining Corp.
Consolidated Statements of Cash Flows
For the years ended December 31

	2005	2004	2003
Operating activities			
Net loss for the year	$ (6,996,731)	$ (5,391,685)	$ (404,029)
Items not involving cash:			
Amortization	137,532	19,864	8,311
Consulting fees settled by sale of subsidiary	-	27,000	-
Stock-based compensation expense	954,030	1,395,706	-
	(5,905,169)	(3,949,115)	(395,718)
Net changes in working capital balances			
Accounts receivable and advances	(39,676)	(106,196)	(42,382)
Accounts payable and accrued liabilities	(769,066)	1,065,213	18,046
	(6,713,911)	(2,990,098)	(420,054)
Investing activities			
Advances (repayments) of amounts due from related parties	(8,894)	(34,990)	-
Proceeds of merger	-	81,339	-
Acquisition of concessions	-	-	(1,272)
Acquisition of property, plant and equipment	(599,385)	(104,392)	-
	(608,279)	(58,043)	(1,272)
Financing activities			
Advances (repayments) of amounts due to related parties	14,183	(711,856)	463,677
Net proceeds from issuance of common shares	4,819,709	8,952,375	-
	4,833,892	8,240,519	463,677
Increase (decrease) in cash and equivalents	(2,488,298)	5,192,378	42,351
Cash and equivalents - beginning of year	5,248,382	56,004	13,653
Cash and equivalents - end of year	$ 2,760,084	$ 5,248,382	$ 56,004

Supplemental Schedule of Non-Cash Investing and Financing Activities *(Note 11)*

See accompanying Notes to the Consolidated Financial Statements

1. **Nature and continuance of operations**

Baja Mining Corp. ("the Company"), formerly First Goldwater Resources Inc., was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and trades on the TSX Venture Exchange. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation through a reverse takeover.

The Company is in the process of exploring its resource properties in Mexico and is considered to be in the exploration stage.

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

2 **Reverse takeover of Mintec International Corporation**

Effective April 20, 2004, pursuant to a share exchange agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation ("Mintec") by issuing 40,000,000 common shares of the Company. The transaction resulted in a change of control and therefore, the transaction is treated as a reverse takeover for accounting purposes whereby Mintec is identified as the acquirer. Accounting for the business combination as reverse takeover results in the following:

(a) The consolidated financial statements of the combined entities are issued under the legal parent (Baja Mining Corp.) but are considered a continuation of the financial statements of the legal subsidiary, Mintec.

(b) Since Mintec is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying values.

(c) The fair value of net assets acquired were as follows:

Total assets	$	110,167
Total liabilities		(63,796)
	$	46,371

3 Summary of Significant Accounting Policies

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company's significant subsidiary is Mintec International Corporation and its wholly owned subsidiary, Minera y Metalurgica Del Boleo, S.A de C.V., which has been accounted for using the purchase method. All significant inter-company transactions and balances have been eliminated.

(b) Resource interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management periodically reviews the estimated future operating cash flows of its mining operations in determining if adjustments to the carrying values of its mining assets are required to record those assets at the net recoverable amount. The ultimate recoverability of the amounts capitalized for the mining assets is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in the mining assets have been based on best estimates. However, it is reasonably possible that changes could occur in the near term, which could adversely affect management's estimates and may result in further write-downs of capitalized carrying values.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

3 Summary of Significant Accounting Policies – (cont'd)

(c) **Property, plant and equipment and amortization**

Property, plant and equipment are recorded at cost. Amortization of assets held in Canada is calculated using the declining balance method at the following annual rates:

Office equipment and furniture	20%
Leasehold improvements	20%
Computer equipment	30%
Vehicles	30%
Software	100%

Amortization of assets held in Mexico is calculated using the straight-line method at the following annual rates:

Warehouse	5%
Office equipment and furniture	10%
Machinery and equipment	25%
Transportation equipment	25%
Computer equipment	30%
Test mining equipment	50%

One-half the normal rate is applied in the year of acquisition.

(d) **Management estimates**

These consolidated financial statements have been prepared in accordance Canadian generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates.

(e) **Fair market value of financial instruments**

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and amounts due to related parties. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, except for the currency risk *(Note 3f)*.

3 Summary of Significant Accounting Policies – (cont'd)

(f) Foreign currency translation and currency risk

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

As at December 31, 2005, the Company has the following foreign denominated financial instruments:

	Foreign currency amount	Canadian dollar amount
Cash in United States Dollars	243,579	284,104
Cash in Mexican Pesos	262,449	28,791
Value added taxes recoverable in Mexican Pesos	1,028,217	112,795

(g) Basic and diluted loss per share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(h) Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

3 Summary of Significant Accounting Policies – (cont'd)

(i) **Cash and cash equivalents**

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

(j) **Stock based compensation**

On January 1, 2004, the Company adopted the amended CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". In terms of this amended standard, all stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. Compensation costs attributable to share options granted are measured at a fair value at the grant date and charged to operations over the vesting period. Consideration paid by the option holder, at the time options are exercised, is recorded as an increase to share capital.

(k) **Property option agreements**

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the option holder, amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

(l) **Asset retirement obligations**

The recommendations of CICA Handbook Section 3110, Asset Retirement Obligations ("CICA 3110"), became effective on January 1, 2004. This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

No liability accrual has been recorded as the Company is in the exploration stage on its properties and no reasonable estimate of the fair value of the liability can be estimated. There is no effect on prior years, as a result of adopting this new recommendation.

3 Summary of Significant Accounting Policies – (cont'd)

(m) Variable Interest Entities

The Company has adopted Accounting Guideline 15, "consolidation of Variable Interest Entities" for annual and interim financial statements beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline did not have any impact on the Company's consolidated financial statements.

(n) Comparative Figures

Certain of the comparative figures have been reclassified to conform with the presentation of the current year.

4 Resource property costs

Boleo Project details are as follows:

		2005		2004
Property rights *(Note 4a)*	$	651,443	$	651,443
Mining concessions *(Note 4b)*		106,350		106,350
Total at cost	$	757,793	$	757,793

(a) Property rights

The Company owns three properties covering approximately 6,692 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual property tax on these properties is approximately $5,800.

(b) Mining concessions

The Company acquired certain concessions covered by 16 separate titles and covering approximately 18,084.8 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual fees related to these concessions are approximately $154,700.

4 Resource property costs - (cont'd)

(c) **Details of cumulative expenditures on the Boleo Project are as follows:**

	2005	2004
Camp, general and travel	$ 1,041,342	$ 569,885
Concession fees and other	1,803,328	1,618,916
Drilling	7,891,311	7,185,249
Ecological	1,034,426	1,034,426
Feasibility studies	2,844,457	1,638,187
Geological and geochemical	6,758,341	6,333,188
Hydrological	56,186	56,186
Management fees	2,893,966	2,893,966
Metallurgical and contract services	7,756,895	6,771,860
Payroll and social security	1,259,261	1,259,261
Professional fees	3,658,299	2,890,766
Roads	687,494	687,494
Stock based compensation expenses	993,897	578,382
	$ 38,679,203	$ 33,517,766

5 Property, Plant and Equipment

Comprised of the following:

As at December 31, 2005	Cost	Accumulated Amortization	Net Book Value
Computer equipment and software	$ 131,626	$ 92,915	$ 38,711
Leasehold improvements	101,559	10,152	91,407
Machinery and equipment	274,924	42,749	232,175
Mining equipment	86,262	55,176	31,086
Office equipment and furniture	79,714	33,566	46,148
Transportation equipment	46,922	28,482	18,440
Warehouse	167,149	26,402	140,747
	$ 888,156	$ 289,442	$ 598,714

As at December 31, 2004	Cost	Accumulated Amortization	Net Book Value
Computer equipment and software	$ 113,302	$ 57,093	$ 56,209
Leasehold improvements	-	-	-
Machinery and equipment	12,395	6,834	5,561
Mining equipment	41,945	23,125	18,820
Office equipment and furniture	49,422	25,325	24,097
Transportation equipment	32,923	18,151	14,772
Warehouse	38,784	21,382	17,402
	$ 288,771	$ 151,910	$ 136,861

6 **Share Capital**

(a) **Authorized**

200,000,000 common shares without par value

(b) **Details of transactions are as follows:**

	Shares		Amount
Balance – December 31, 2002	**1,016,149**	**$**	**31,577,900**
Shares issued (i)	5,137,455		-
Balance – December 31, 2003	**6,153,604**		**31,577,900**
Shares issued (i)	600,000		-
Shares issued on reverse takeover transaction	40,000,000		46,371
Brokered private placement *(Note 6d)*	10,666,666		8,000,000
Short form prospectus offering *(Note 6d)*	2,666,666		2,000,000
Shares issued for agent's fees	77,370		58,028
Share issue costs	-		(1,116,813)
Shares issued on exercise of stock options	20,000		4,400
Fair value of options exercised *(Note 6g)*	-		5,517
Shares issued on exercise of warrants	52,000		6,760
Balance – December 31, 2004	**60,236,306**		**40,582,163**
Brokered private placements *(Note 6d)*	8,255,715		3,389,500
Non-brokered private placements *(Note 6d)*	3,505,249		1,251,837
Share issue costs	-		(415,750)
Shares issued on exercise of warrants	4,243,550		585,322
Shares issued on exercise of stock options	40,000		8,800
Fair value of options exercised *(Note 6g)*	-		4,498
Balance – December 31, 2005	**76,280,820**	**$**	**45,406,370**

(i) In accordance with the principles of reverse takeover accounting, the authorized share capital and number of common shares issued are those of the legal parent. The amount of share capital proceeds, to the date of the reverse takeover, represents that share capital proceeds of Mintec and is not related to the issuance of the shares by First Goldwater Resources Inc. As a result, although First Goldwater Resources Inc. issued 5,137,455 shares in the year ended December 31, 2003 and 600,000 in the 2004 period prior to the reverse takeover, Mintec did not issue any shares and did not have any share capital proceeds. The proceeds raised by First Goldwater Resources Inc. are included in the net assets acquired by Mintec in the reverse takeover transaction.

(c) **Share issued to acquire Mintec International Corporation**

Effective April 20, 2004, pursuant to a share purchase agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation in exchange for 40,000,000 shares. The share exchange resulted in a change of control, which is accounted for as a reverse takeover.

6 **Share Capital - (cont'd)**

(d) **Private Placements**

During the financial year ended December 31, 2004, the following share placements were completed:

(i) April 2004 - In connection with the acquisition of Mintec International Corporation, the Company completed a brokered private placement of 10,666,666 units at $0.75 per unit on April 20, 2004. Each unit consists of one common share and one half warrant. Each whole warrant is exercisable for a period of five years at $1.15 per share. In connection with the private placement, the Company paid the agent a 6% cash commission, a $48,000 corporate finance fee and granted the agent 533,333 non-transferable share purchase warrants, exercisable into 533,333 common shares at $0.75 until October 19, 2005.

(ii) April 2004 - The Company also completed a public offering of 2,666,666 units at $0.75 per unit. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of five years at $1.15. In connection with the offering, the Company paid the agent a 6% commission of which $84,473 was in cash and the agent elected to receive 47,370 units for the balance of the commission), a $10,000 administration fee, issued the agent 30,000 units as a corporate finance fee and granted the agent 133,333 non-transferable share purchase warrants, exercisable into 133,333 common shares at $0.75 until October 19, 2005.

During the financial year ended December 31, 2005, the following share placements were completed:

(iii) March 2005 – a private brokered placement of 2,000,000 units at $0.60 per unit, realizing gross proceeds of $1,200,000. Each unit consists of one share and one half-share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $1.15 within two years of issue. The expiration date for the warrants will be extended to five years, should the Company achieve Tier 1 status, on the TSX, prior to expiry of the two-year term. Agents' fees relating to this placement amounted to $92,500 settled in cash.

(iv) March 2005 – a private non-brokered placement of 100,000 units at $0.60 per unit, realizing gross proceeds of $60,000. Each unit consists of one share and one half-share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $1.15 within two years of issue. The expiration date for the warrants will be extended to five years, should the Company achieve Tier 1 status, on the TSX, prior to expiry of the two-year term.

(v) November 2005 - a private non-brokered placement of 1,426,678 units at $0.35 per unit, realizing gross proceeds of $499,337. Each unit consists of one share and one half-share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $0.45 within two years of issue.

6 **Share Capital - (cont'd)**

(d) **Private Placements - (cont'd)**

(vi) December 2005 - a private non-brokered placement of 1,978,571 units at $0.35 per unit, realizing gross proceeds of $692,500. Each unit consists of one share and one half-share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $0.45 within two years of issue.

(vii) December 2005 - a private brokered placement of 1,000,000 units at $0.35 per unit, realizing gross proceeds of $350,000. Each unit consists of one share and one half-share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $0.45 within two years of issue. Agent's fees relating to this issue amounted to $33,750 settled in cash.

(viii) December 2005 - a private brokered placement of 5,255,715 units at $0.35 per unit, realizing gross proceeds of $1,839,500. Each unit consists of one share and one half-share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $0.45 within two years of issue. Agent's fees relating to this issue amounted to $186,581 settled in cash.

(e) **Warrants**

As at December 31, 2005 the following warrants are outstanding:

Balance 2004	Granted 2005	Exercised 2005	Expired 2005	Balance 2005	Exercise Price	Expiry Date
666,666	-	-	666,666	-	$0.75	October 19, 2005
4,210,550	-	4,210,550	-	-	$0.13	July 11, 2005 (i)
-	1,050,000	-	-	1,050,000	$1.15	June 8, 2007 (ii)
-	713,339	-	-	713,339	$0.45	November 2, 2007
-	989,285	-	-	989,285	$0.45	December 16, 2007
-	3,127,858	-	-	3,127,858	$0.45	December 21, 2007
6,705,351	-	33,000	-	6,672,351	$1.15	April 20, 2009
11,582,567	5,880,482	4,243,550	666,666	12,552,833		

Balance 2003	Granted 2004	Exercised 2004	Expired 2004	Balance 2004	Exercise Price	Expiry Date
-	4,262,550	52,000	-	4,210,550	$0.13	July 11, 2005 (i)
-	666,666	-	-	666,666	$0.75	October 19, 2005
-	6,705,351	-	-	6,705,351	$1.15	April 20, 2009
-	11,634,567	52,000	-	11,582,567		

(i) These warrants, originated in First Goldwater Resources Inc., prior to the reverse takeover transaction *(Note 2)*.

(ii) The expiration date for the warrants will be extended from two to five years, should the Company achieve Tier 1 status, on the TSX, prior to expiry of the two-year term.

6 **Share Capital - (cont'd)**

(f) **Stock Options**

As at December 31, 2005 and 2004 the following stock options are outstanding:

Balance 2004	Granted 2005	Exercised 2005	Expired 2005	Balance 2005	Exercise Price	Expiry Date
240,000	-	40,000	200,000	-	$0.22	October 1, 2005
2,290,000	-	-	760,000	1,530,000	$0.35(i)	March 22, 2009
695,000	-	-	200,000	495,000	$0.35(i)	May 17, 2009
225,000	-	-	-	225,000	$0.35(i)	July 22, 2009
620,000	-	-	-	620,000	$0.35(i)	August 13, 2009
500,000	-	-	500,000	-	$0.35(i)	August 17, 2009
100,000	-	-	-	100,000	$0.35(i)	August 20, 2009
-	1,000,000	-	-	1,000,000	$0.35(i)	March 15, 2010
-	310,000	-	-	310,000	$0.35(i)	April 12, 2010
-	150,000	-	150,000	-	$0.35(i)	June 1, 2010
-	1,870,000	-	-	1,870,000	$0.35	September 15, 2010
-	375,000	-	-	375,000	$0.35	November 30, 2010
4,670,000	3,705,000	40,000	1,810,000	6,525,000		

Balance 2003	Granted 2004	Exercised 2004	Expired 2004	Balance 2004	Exercise Price	Expiry Date
-	260,000	20,000	-	240,000	$0.22	October 1, 2005 (ii)
-	2,290,000	-	-	2,290,000	$0.75	March 22, 2009
-	695,000	-	-	695,000	$0.75	May 17, 2009
-	225,000	-	-	225,000	$0.75	July 22, 2009
-	620,000	-	-	620,000	$0.75	August 13, 2009
-	500,000	-	-	500,000	$0.75	August 17, 2009
-	100,000	-	-	100,000	$0.75	August 20, 2009
-	4,690,000	20,000	-	4,670,000		

(i) The exercise price of stock options granted prior to September 15, 2005 was amended from prices ranging from $0.60 - $0.75 to $0.35, subject to the approval of disinterested shareholders of the Company. A revaluation of options granted, not yet exercised, and which are subject to this amendment, has been performed.

(ii) These options originated in First Goldwater Resources Inc., prior to the reverse takeover transaction *(Note 2)*.

The Company adopted a stock option plan ("the plan") whereby, the Company may grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At December 31, 2005, the Company has reserved 7,628,082 common shares under the plan (2004 - 6,023,630).

The option plan has the following vesting requirement:
(i) Options granted to employee and consultants conducting investor relations activities will vest with the right to exercise one-quarter of the option upon conclusion of every three months subsequent to the grant date.
(ii) Options granted to other employees, consultants, directors and officers vest immediately.

6 **Share Capital - (cont'd)**

(f) **Stock Options - (cont'd)**

The fair value of the options granted during the year was estimated at each grant date using the Black-Scholes option-pricing model. During the year, the Company granted 3,705,000 five year stock options at an exercise price of $0.35; 1,830,000 of which were granted to directors and 1,875,000 granted to consultants and employees. Stock-based compensation costs, in the amount of $954,030 (2004 - $1,395,706), have been recognized and charged to expenses, with an offsetting amount recorded as a credit to contributed surplus. The exercise price of stock options granted prior to September 15, 2005 was amended from $0.75 to $0.35, subject to the approval of disinterested shareholders of the company. A revaluation of options granted, not yet exercised, and which are subject to this amendment, has been performed.

The fair value of stock options granted was estimated at each grant date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2005	2004
Risk free interest rate	3.89%	3.61%
Dividend yield	0%	0%
Expected volatility	56.65%	80.52%
Expected stock option life	5 years	4.8 years
Weighted average fair value of stock options granted	$0.27	$0.30

(g) **Contributed Surplus**

Fair value of options granted *(Note 6f)*	$	1,395,706
Fair value of 20,000 options exercised *(Note 6b)*		(5,517)
Balance December 31, 2004		1,390,189
Fair value of options granted *(Note 6f)*		954,030
Fair value of 40,000 options exercised *(Note 6b)*		(4,498)
Balance December 31, 2005	$	2,339,721

(h) **Escrow Shares**

On April 20, 2004, 40,000,000 shares issued on the acquisition of Mintec International Corporation were placed into escrow and will be released from escrow over a three-year period. The three-year release period includes 4,000,000 shares released upon exchange approval and 6,000,000 shares released every six months thereafter. As at December 31, 2005 there are 18,000,000 shares in escrow.

A pooling agreement also covers the escrow shares, in terms of which half of these shares were released by April 20, 2005, a further quarter were released by October 20, 2005. The balance of 10,000,000 shares will be released by April 20, 2006.

7 Related Party Transactions

(a) The Company entered into the following transactions with current or former directors or officers of the Company or with companies with current or former directors or officers in common:

	2005	2004	2003
Management fees paid or accrued	$ 452,045	$ 335,157	$ 71,420
Legal fees paid or accrued	-	97,640	70,011
Financing fees paid or accrued	-	65,000	-
Rent and administration costs paid or accrued	32,754	64,000	-
Salaries and wages paid to employees related to directors and officers of the Company	68,502	42,751	-
Consulting services paid or accrued	-	27,000	-
	$ 553,301	$ 631,548	$ 141,431

(b) The Company had the following amounts due from a company with directors in common. The amount is non-interest bearing, unsecured and is due on demand.

	2005	2004
Minterra Resource Corp.	$ 43,844	$ 34,990

(c) The Company had the following amounts due to a company of a former director of the Company or companies with directors in common:

	2005	2004
Tek Terra Corporation	$ 46,931	$ 42,413
Minera Terra Gaia, S.A. de C.V.	11,570	1,945
Holmes Greenslade, a law firm of which an insider is a former partner	2,645	2,645
	$ 61,146	$ 47,003

The amounts are non-interest bearing, unsecured and are due on demand.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8 Income Taxes

(a) The Company operates in Canada and Mexico and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. Details of income tax expense for the years ended December 31 are as follows:

	2005	2004
Loss before income taxes for accounting purposes	$ 6,996,731	$ 5,391,685
Adjustments for differences between accounting and taxable income:		
Amortization	(137,533)	(19,936)
Stock-based compensation	(954,030)	(1,395,706)
Share issuance costs deductible for taxes	306,513	223,363
Non-deductible and other items	(742,783)	(675,903)
Consolidated loss for tax purposes	5,468,898	3,523,503
Tax rate	35.6%	35.6%
Expected tax recovery for the year	1,946,928	1,254,367
Increase (decrease) in taxes due to:		
Foreign income at different tax rates	(264,091)	(150,879)
Current valuation allowance	(1,682,837)	(1,103,488)
Tax recovery for the year	$ -	$ -

(b) Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at December 31 are as follows:

	2005	2004
Non-capital loss carry-forwards	$ 3,470,563	$ 1,924,355
Property, plant and equipment	8,266	879
Share issuance costs	356,956	318,068
	3,835,785	2,243,302
Valuation allowance	(3,835,785)	(2,243,302)
Future income tax asset	$ -	$ -

8 **Income Taxes- (cont'd)**

(c) The Company has incurred non-capital losses for income tax purposes in Canada of approximately $3,478,000, which may be used to reduce future taxable income. The income tax benefits, if any, of these losses have not been recorded in these financial statements because of uncertainty of their recovery. These losses will expire as follows:

Year of Expiry		**Amount**
2006	$	436,000
2007		373,000
2008		213,000
2009		61,000
2010		98,000
2011		829,000
2015		1,468,000
	$	3,478,000

(d) The Company has incurred non-capital losses for income tax purposes in Mexico of approximately $7,697,000, which may be used to reduce future taxable income. The income tax benefits, if any, of these losses have not been recorded in these financial statements because of uncertainty of their recovery. These losses will expire as follows:

Year of Expiry		Amount
2011	$	139,000
2012		321,000
2013		542,000
2014		2,694,000
2015		4,001,000
	$	7,697,000

9 Segmented Information

The Company's only business activity is exploration and development of mineral reserves. This activity is carried out primarily in Mexico.

The breakdown by geographic region for the year ended December 31, 2005 is as follows:

	Canada	Mexico	Consolidated
Exploration expenses	$ -	$ 5,161,437	$ 5,161,437
Capital expenditures	$ 153,903	$ 445,482	$ 599,385
Segment loss	$ 1,318,551	$ 5,678,180	$ 6,996,731
Total assets	$ 2,733,758	$ 1,643,374	$ 4,377,132

The breakdown by geographic region for the year ended December 31, 2004 is as follows:

	Canada	Mexico	Consolidated
Exploration expenses	$ -	$ 3,825,698	$ 3,825,698
Capital expenditures	$ 16,386	$ 88,006	$ 104,392
Segment loss	$ 1,565,987	$ 3,825,698	$ 5,391,685
Total assets	$ 4,448,173	$ 1,906,834	$ 6,355,007

10 Commitments

(a) On September 22, 2004, the Company signed an agreement with Bateman Engineering Pty Ltd. ("Bateman") to complete a definitive feasibility study on the Boleo Project. The estimated contract value is $8.9 million. The definitive feasibility study is scheduled to be completed by July 2006 and the agreement may be terminated upon thirty days written notice. As at December 31, 2005, the Company has paid or accrued a total of approximately $3.2 million under the agreement, for a remaining terminable commitment of $5.7 million.

(b) During the current year, the Company signed a number of management and consulting agreements with directors and officers of the Company. The future commitments under these contracts, which expire at April 30, 2006, amount to $54,000 at December 31, 2005. Subsequent to December 31, 2005, one of these contracts was extended to April 30, 2007, for an additional commitment of $216,000 during 2006 and $72,000 during 2007.

(c) The Company has committed to an operating lease for office space for a term of 63 months expiring September 2010. The minimum lease payment is $74,480 per annum.

11 **Supplemental Schedule of Non-Cash Investing and Financing Activities**

The following are the non-cash investing and financing activities of the Company:

		2005		2004		2003
Fair value of options exercised transferred from contributed surplus to share capital	$	4,498	$	5,517	$	-
Shares issued for acquisition of Mintec International Corporation	$	-	$	46,371	$	-
Property, plant and equipment acquired on business combination	$	-	$	1,828	$	-
Resource property acquired on business combination	$	-	$	27,000	$	-
Accounts payable assumed on business combination	$	-	$	63,796	$	-
Sale of subsidiary with a resource property in exchange for consulting services received	$	-	$	27,000	$	-
Interest received	$	26,140	$	94,281	$	-
Interest paid	$	-	$	-	$	-

12 **Subsequent Events**

(a) Subsequent to year-end, the Company announced that it has arranged on a "best efforts" basis, a private placement of up to 25,555,556 units at $0.90 per unit for a maximum gross proceeds of $23,000,000. Each unit consists of one share and one half-share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $1.25 within two years of issue. The expiration date for the warrants will be extended to five years, should the Company achieve Tier 1 status, on the TSX, prior to expiry of the two-year term.

(b) Subsequent to year-end, the Company listed its shares on the Frankfurt Exchange.

(c) Subsequent to year-end, the Company granted 675,000 stock options to consultants of the Company at prices ranging from $0.94 to $1.21 per share, for a period of five years from the date of grant.

(d) Subsequent to year-end, the Company granted 300,000 stock options to a director of the Company at $0.81 per share, for a period of five years from the date of grant.

13 Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

(a) Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value. The Company has not yet obtained an independent report for United States GAAP purposes, therefore, the Company's mineral property costs would have been written off.

(b) Under United States GAAP, adjustments arising from foreign currency translations are deferred until realization and are included as a separate component of shareholders' equity as a component of comprehensive income or loss. Therefore, translation adjustments are not included in determining net income but reported as other comprehensive income. Under Canadian GAAP, translation adjustments are included in net income. There is no comprehensive income category in Canada.

(c) The impact of the above differences between Canadian and United States GAAP on losses for the years ended December 31 is as follows:

		2005		2004		2003
Income (Loss) for the year as reported	$	(6,996,731)	$	(5,391,685)	$	(404,029)
Foreign exchange adjustment		7,616		15,040		(72,562)
Less mineral property expenditures during the year		-		-		(1,272)
Adjustment Income (Loss) for the year in accordance with United States GAAP	$	(6,989,115)	$	(5,376,645)	$	(477,863)

		2005		2004		2003
Primary loss per share for the year in accordance with United States GAAP	$	(0.11)	$	(0.10)	$	(0.01)

13 Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") – (cont'd)

(d) The impact of the above differences between Canadian and United States GAAP on the deficits as at December 31, as reported, is as follows:

	2005	2004	2003
Deficit - As reported	$ (43,822,274)	$ (36,825,543)	$ (31,433,858)
Less capitalized mineral property costs	(757,793)	(757,793)	(757,793)
Foreign exchange adjustment	(25,429)	(33,045)	(48,085)
Deficit in accordance with United States GAAP	$ (44,605,496)	$ (37,616,381)	$ (32,239,736)

(e) The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders' equity, as reported, is as follows:

	Common Shares					
	Number	Amount	Contributed Surplus	Deficit	Comprehensive Income	Total
Shareholders' equity balance as reported at December 31, 2003	6,153,604	$ 31,577,900	$ -	$ (31,433,858)	$ -	$ 144,042
Add back write-off of mineral property costs	-	-	-	(757,793)	-	(757,793)
Foreign exchange adjustment	-	-	-	(48,085)	48,085	-
Shareholders' equity in accordance with United States GAAP at December 31, 2003	1,016,149	$ 31,577,900	$ -	$ (32,239,736)	$ 48,085	$ (613,751)
Shareholders' equity balance as reported at December 31, 2004	60,236,306	$ 40,582,163	$ 1,390,189	$ (36,825,543)	$ -	$ 5,146,809
Less capitalized mineral property costs	-	-	-	(757,793)	-	(757,793)
Foreign exchange adjustment	-	-	-	(33,045)	33,045	-
Shareholders' equity in accordance with United States GAAP at December 31, 2004	60,236,306	$ 40,582,163	$ 1,390,189	$ (37,616,381)	$ 33,045	$ 4,389,016
Shareholders' equity balance as reported at December 31, 2005	76,280,820	$ 45,406,370	$ 2,339,721	$ (43,822,274)	$ -	$ 3,923,817
Less capitalized mineral property costs	-	-	-	(757,793)	-	(757,793)
Foreign exchange adjustment	-	-	-	(25,429)	25,429	-
Shareholders' equity in accordance with United States GAAP at December 31, 2005	76,280,820	$ 45,406,370	$ 2,339,721	$ (44,605,496)	$ 25,429	$ 3,166,024

13 Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") – (cont'd)

(f) The impact of the above difference between Canadian and United States GAAP on the statement of cash flows for the years ended December 31, as reported, is as follows:

		2005		2004		2003
Cash flows from operating activities						
As reported	$	(6,713,911)	$	(2,990,098)	$	(420,054)
Mineral property costs		-		-		(1,272)
Per United States GAAP	$	(6,713,911)	$	(2,990,098)	$	(421,326)
Cash flows from investing activities						
As reported	$	(608,279)	$	(58,043)	$	(1,272)
Mineral property costs		-		-		1,272
Per United States GAAP	$	(608,279)	$	(58,043)	$	-

(g) **New Accounting Pronouncements**

In April 2002, the FASB issued SFAS No. 145, "*Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*". SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB No. 30 will now be used to classify those gains and losses. Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Finally, SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The Company adopted the provisions of SFAS No. 145 that amended SFAS No. 13, as required, on May 15, 2002 for transactions occurring after such date with no material impact on its financial statements. The Company adopted the remaining provisions of SFAS No. 145, as required, on January 1, 2003, with no material impact on its financial statements.

13 Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") – (cont'd)

(g) New Accounting Pronouncements – (cont'd):

In June 2002, the FASB issued SFAS No. 146, "*Accounting for Costs Associated with Exit or Disposal Activities*". SFAS No. 146 was issued to address the financial accounting and reporting for costs associated with exit or disposal activities, unless specifically excluded. SFAS No. 146 requires that a liability for a cost associated with a covered exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time. If employees are not required to render service until they are terminated in order to receive the one-time termination benefits or if employees will not be retained to render service beyond the minimum retention period (as dictated by existing law, statute or contract, or in the absence thereof, 60 days), a liability for the termination benefits shall be recognized and measured at its fair value at the communication date. If employees are required to render service until they are terminated in order to receive the one-time termination benefits and will be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be measured initially at the communication date based on the fair value of the liability as of the termination date. The liability shall be recognized rateably over the future service period. SFAS No. 146 also dictates that a liability for costs to terminate an operating lease or other contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is to be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract. SFAS No. 146 further dictates that a liability for other covered costs associated with an exit or disposal activity be recognized and measured at its fair value in the period in which the liability is incurred. The Company adopted SFAS No. 146, as required, on January 1, 2003 with no material impact on its financial statements.

In November 2002, the FASB issued FASB interpretation No. 45 ("FIN 45"), "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*". FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of certain guarantees. FIN 45 also requires disclosure about certain guarantees that an entity has issued. The disclosure requirements of FIN 45 were effective for fiscal years ending after December 15, 2002. The Company adopted the provisions of FIN 45, as required, on January 1, 2002 with no material impact on its financial statements.

13 **Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") – (cont'd)**

(g) **New Accounting Pronouncements – (cont'd):**

In December 2002, the FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensation -- Transition and Disclosure"*. SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company effective January 1, 2003 has used APB25 therefore adoption of SFAS No. 148 is not required.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), *"Consolidation of Variable Interest Entities, an Interpretation of APB No. 51."* FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company adopted the provisions of FIN 46, as required, with no material impact on its financial statements

On April 30, 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."*. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (*"DIG"*) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149, as required, on July 1, 2003, with no material impact on its financial statements.

13 Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") – (cont'd)

(g) **New Accounting Pronouncements – (cont'd):**

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"*. SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150, as required, on July 1, 2003, with no material impact on its financial statements.

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB No. 104 revises or rescinds portions of the interpretive guidance included in Tope 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB No. 104 did not have a material effect on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," which revised SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R will supersede APB Opinion 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows." The significant differences in accounting from Canadian GAAP under SFAS No. 123R include the requirement to measure and record to the financial statements the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. SFAS 123R also requires forfeitures of unvested instruments such as stock options be estimated at the grant date to determine the total compensation to be recognized. Under Canadian GAAP, the Company recognizes the fair value of an employees' services award over the vesting period and accounts for forfeitures only as they occur. SFAS No. 123R is effective January 1, 2006. The Company is currently assessing the impact of these and other differences arising from the application of SFAS 123R.

13 Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") – (cont'd)

(g) **New Accounting Pronouncements – (cont'd):**

In December 2004, FASB issued SFAS No. 153, "*Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29*". The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions", is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In March 2005, the SEC staff issued Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment," which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R. The Company is currently evaluating the impact of SAB No. 107 on our consolidated financial statements.

In March 2005, the FASB issued Interpretation 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations"—an interpretation of FASB No. 143. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In June 2005, the FASB issued FASB Staff Position Paper ("FSP") 115-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," superseding EITF 03-1. Adoption of FSP 115-1 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

Exhibit 7

RECEIVED
2006 MAY 15 P 3:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F3

Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Baja Mining Corp. (the "Company")
2350 – 1177 West Hastings Street
Vancouver BC V6E 2K3

ITEM 2. DATE OF MATERIAL CHANGE

April 13, 2006

ITEM 3. NEWS RELEASE

Issued April 13, 2006 and distributed through the facilities of CCN Matthew, Canada Stockwatch, SEDAR, Market News and the Company's website.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced has closed a private placement raising gross proceeds of $23,000,000. Through the efforts of a syndicate led by Westwind Partners Inc. and including Haywood Securities Inc (the "Agents"), the Company raised gross proceeds of $14,517,702 through the issuance and sale of 16,130,780 units at a price of $0.90 per unit. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $1.25 until April 13, 2008 or until April 13, 2011 with the consent of the TSX Venture Exchange. The balance of funds were raised by the Company for gross proceeds of $8,482,298.40. Subscription proceeds in the amount of $1,999,930.00 and the applicable 2,222,144 units are being held in escrow pending receipt of final release authorization documentation.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: John Greenslade, President
Telephone: (604) 685-2323

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 21st day of April, 2006.



BAJA MINING
C O R P

2350 - 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

April 17, 2006

TSX Venture Exchange: BAJ

PRESS RELEASE

BAJA MINING ANNOUNCES CLOSING OF $23 MILLION PRIVATE PLACEMENT

Baja Mining Corp. (the "Company") is pleased to announce that it has closed its previously announced private placement raising gross proceeds of $23,000,000. Through the efforts of a syndicate led by Westwind Partners Inc. and including Haywood Securities Inc (the "Agents"), the Company raised gross proceeds of $14,517,702 through the issuance and sale of 16,130,780 units at a price of $0.90 per unit. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $1.25 until April 13, 2008 or until April 13, 2011 with the consent of the TSX Venture Exchange. The balance of funds were raised by the Company for gross proceeds of $8,482,298.40. Subscription proceeds in the amount of $1,999,930.00 and the applicable 2,222,144 units are being held in escrow pending receipt of final release authorization documentation.

Baja Mining will use the net proceeds from the placement of the units to complete the Definitive Feasibility Study with respect to the Company's Boleo project and for general corporate purposes.

In connection with the placement, the Company paid a commission of $798,473.61 in cash, representing 5.5% of the number of units sold by the Agents in the placement. The Company also issued "broker warrants" to the Agents, entitling them to purchase 887,192 common shares, representing 5.5% of the number of shares sold by the Agents in the placement, at a price of $0.90 per share, until April 13, 2008,. The Company also paid finder's fees either in cash or in a combination of cash and warrants exercisable into common shares to certain finders on the portion of the placement sold by the finders.

The shares and warrants issued in the placement will be subject to a four-month "hold period" under applicable Canadian securities legislation expiring on August 14, 2006.

**ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.**

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Exhibit 5

RECEIVED
2006 MAY 15 P 3:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAJA MINING CORP.

2350 – 1177 West Hastings Street
Vancouver, BC, Canada V6E 2K3
Telephone: (604) 685-2323
Fax: (604) 629-5228

INFORMATION CIRCULAR

(As at April 18, 2006, except as indicated)

PERSONS OR COMPANIES MAKING SOLICITATION

This information circular (the "Information Circular") is furnished in connection with the solicitation of proxies by the management of Baja Mining Corp. (the "Company") for use, and to be voted at, the annual general meeting of shareholders of the Company (the "Meeting") to be held on Thursday, June 1st, 2006, at 10:00 o'clock in the forenoon, Vancouver time, at the Hyatt Regency Vancouver Hotel in the Grouse Room, 655 Burrard Street, Vancouver, British Columbia, Canada, V6C 2R7 for the purposes set forth in the Notice of Annual General Meeting appended hereto.

It is expected that the solicitation of proxies will be primarily by mail and may be supplemented by telephone, telegraph or other personal contact made, without special compensation, by the directors and officers of the Company. The Company may reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals proper authorization to execute the proxy. The Company may also reimburse brokers and other persons holding Shares in their own name or in the names of their nominees for their expenses in sending proxies and proxy material to the beneficial owners, and obtaining their proxies, but solicitations will not be made by employees engaged for that purpose or by soliciting agents. The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are directors of the Company and are nominees of management.

A shareholder of the company has the right to appoint a person (who need not be a shareholder of the company, or otherwise entitled to attend and vote at the meeting) to attend and act for him and on his behalf at the meeting at which he is entitled to vote other than the person designated in the accompanying form of proxy.

A shareholder desiring to appoint some other person may do so either by striking out the printed names and inserting the desired person's name and address in the blank space provided for that purpose in the accompanying form of proxy or by completing another proper form of proxy.

Each completed form of proxy to be used and voted at the Meeting must either be delivered to the transfer agent of the Company, Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1 (facsimile (866) 249-7775) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment(s) thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, failing which, it will not be treated as being valid or effective.

A shareholder giving a proxy has the power to revoke it at any time to the extent that it has not been exercised. In addition to revocation in any other manner permitted by law, a shareholder giving a proxy has the power to revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer, or attorney, of the corporation and delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of Meeting, or any adjournment(s) thereof, at which the proxy is to be used, or in any manner provided by law, or to the Chairman of the Meeting on the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used.

VALIDITY OF INSTRUMENT OF PROXY

The articles of the Company provide that a proxy or an instrument appointing a duly authorized representative of a corporation shall be in writing, under the hand of the appointor or his attorney duly authorized in writing, or, if such appointor is a corporation, either under its seal or under the hand of an officer or attorney duly authorized for that purpose.

VOTING OF SHARES REPRESENTED BY THE INSTRUMENT OF PROXY AND DISCRETIONARY POWERS

The Shares represented by the accompanying form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the common shares of the Company (the "Shares") will be voted accordingly.

The accompanying form of proxy when duly completed and delivered and not revoked confers discretionary authority upon the persons named therein with respect to matters where no choice is specified. Where a proxy specifies as proxyholder a nominee of management the Shares will be voted as if the shareholder had specified an affirmative vote.

NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "Non-Registered" Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their Shares. More particularly, a person is a Non-Registered Shareholder in respect of his or her Shares where such Shares are held either (a) in the name of the Intermediary that the Non-Registered Shareholder deals with (being securities dealers or brokers and trustees or administrators of self-administered RRSP', RRIF's RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) with which the intermediary deals. In accordance with the requirements of National Policy 54-101 (Communication with Beneficial Owners of Securities of Reporting Issuers) published by the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a) be given a Proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which describes the limits to voting to the number of Shares beneficially owned by the Non-Registered Shareholder, but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when depositing the Proxy. The Non-Registered Shareholder who wishes to submit the Proxy should otherwise properly complete the Form of Proxy and deposit it with Computershare Trust Company of Canada as provided above; or

(b) be given a Proxy Authorization Form, **which is not signed by the Intermediary**, and which when properly completed and signed by the Non-Registered Shareholder and **returned to the Intermediary or its service company**, will constitute voting instructions, which the Intermediary must follow. The Proxy Authorization Form will be either a one-page pre-printed form or a regular Form of Proxy, which contains a removable label containing a bar-code and other information, each with instructions in order for this form to constitute a valid Proxy Authorization Form, the Non-Registered Shareholder must remove the label and affix it to the form, properly complete and sign the form, and return it to the Intermediary or its service company in accordance with the instructions.

The purpose of this procedure is to permit Non-Registered Shareholders to vote their Shares, which they own only beneficially. Should a Non-Registered Shareholder who receives one of the above forms attend the Meeting and wish to vote his or her Shares in person, the Non-Registered Shareholder will be obliged to strike out the Management Proxyholder's name(s) and insert the Non-Registered Shareholder's name in the blank space provided. **In either case, Non-Registered Shareholders must carefully follow the instructions that accompany either the Proxy or Proxy Authorization Form, including those regarding when and where the Proxy or Proxy Authorization Form is to be delivered.**

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. The term "informed person" as defined in National Instrument 51-102, *Continuous Disclosure Obligations*, means

(a) a director or executive officer of a reporting issuer;
(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;
(c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and
(d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Shares without par value of which 103,646,376 were issued and outstanding as at April 18, 2006.

On a poll every shareholder will have one vote for each share of which he is the registered holder, and may exercise such vote at the Meeting in person or by proxy holder.

Only shareholders of record at the close of business on April 18, 2006 will be entitled to vote at the Meeting or any adjournment(s) thereof. A person duly appointed under an instrument of proxy will only be entitled to vote the Shares represented thereby if the instrument of proxy is properly completed and delivered and not revoked in accordance with the requirements set out under the heading "Appointment and Revocation of Proxies" in this Information Circular.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, Shares carrying more than 10% of the outstanding voting rights attached to the Company's Shares as of the date hereof.

Name and Address	**Number of Shares**	**Percentage as of the Date of this Information Circular**
Barfield Nominees Limited[1], Guernsey, Channel Islands	14,700,000	14.18%

1. Barfield is a nominee corporation for Barings Trustees Guernsey Limited, who holds the Shares as the trustees of a Guernsey trust in which Robert Mouat, a director of the Company, is a discretionary beneficiary. Mr. Mouat has no legal interest in such Shares nor does he exercise direction or control over such Shares or over the trustee.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and each person so elected will hold office until the next annual general meeting of the Company unless he ceases to hold office pursuant to the *Business Corporations Act* (British Columbia), or his office is earlier vacated pursuant to the articles of the Company. The board of directors presently consists of six (6) directors, and shareholder approval will be sought to fix the number of directors of the Company at six (6). The persons named as the nominees of management in the accompanying form of proxy intend to vote for the election of a board of directors comprised of the nominees of management.

Each of the nominees named hereunder has advised management that he will be willing to serve as a director if elected. Management does not contemplate that any of the nominees will be unable to stand for election and serve as a director, but should that circumstance arise for any reason, the persons named in the accompanying proxy may vote for another nominee or nominees in their discretion.

The following table sets out the name of each of the persons proposed by management to be nominated for election as director, any position with the Company now held by him, his present principal occupation, the date upon which he became a director of the Company and the approximate number of Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by him. Such information concerning the respective nominees has been furnished by each of them:

Name, Jurisdiction of Residence and Position	Principal Occupation employment and, if not a previously elected director, occupation during the past five years.	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or Directed
John W. Greenslade British Columbia, Canada President, Chief Executive Officer and Director	President of the Company since April 20, 2004; Securities Lawyer – John W. Greenslade Personal Law Corporation (Barristers & Solicitors)	April 20, 2004 to date	Nil[1]
William Murray British Columbia, Canada Director	Vice President – Operations of the Company since July 9, 2004; President of PolyMet Mining Corp; President of Optimum Project Services Ltd, a consulting company.	April 20, 2004 to date	30,000[2]
Robert Mouat[4, 5] Nassau, Bahamas Director	Director of Terra Gaia Inc. (an environmental company)	April 20, 2004 to date	Nil[3]
Tom Ogryzlo[4] Costa Rica Director	Pres. & CEO of Polaris Geothermal Inc. Previously, Pres. And CEO of Black Hawk and Triton Mirning Corps., Prior to Triton, Pres. & Chairman, Kilborn SNC Lavalin Inc. (an engineering consulting firm)	June 18, 2004 to date	Nil
Graham C. Thody[4, 5] British Columbia, Canada Director	Chartered Accountant, Partner Nemeth Thody Anderson since March 1979	June 18, 2004 to date	Nil
Ross Glanville[5] British Columbia, Canada Director	President of Ross Glanville & Associates since 1990	April 12, 2005 to date	20,000

1. John Greenslade, the President of the Company, and his family are, indirectly, potential discretionary beneficiaries of an offshore trust that holds 4,650,000 Shares of the Company. Mr. Greenslade and his family have no legal interest in such Shares nor do they exercise direction or control over such Shares or over the trustee.
2. William Murray, a director of the Company, and his family are indirectly potential discretionary beneficiaries of an offshore trust that holds 5,100,000 Shares of the Company. Mr. Murray and his family have no legal interest in such Shares nor do they exercise direction or control over such Shares or over the trustees.
3. Robert Mouat, a director of the Company, is a discretionary beneficiary of an offshore trust that holds 14,700,000 Shares of the Company. Mr. Mouat has no legal interest in such Shares nor does he exercise direction or control over such Shares or over the trustee.

4. Denotes a member of the audit committee.
5. Denotes a member of the compensation committee.

The Company has two executive committees of its Board of Directors, an audit committee and a compensation committee.

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuers
John W. Greenslade	Minterra Resource Corp., Trigon Exploraiton Canada Ltd.
William Murray	Polymet Mining Corp., Kernow Resources and Development Ltd.
Graham Thody	Geologix Explorations Inc., GoldSource Mines Inc., Minterra Resource Corp., Pioneer Metals Corporation, SilverCrest Mines Inc., UEX Corporation
Ross Glanville	Archon Minerals Limited, Oremex Resources Inc., Starfield Resources Limited

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

To the knowledge of the Company, no proposed director, other than Graham Thody:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Graham C. Thody was a director of Scaffold Connection Corporation ("Scaffold") at December 31, 1999, when Scaffold filed for and was granted protection under the *Companies Creditors Arrangement Act* (for which it was cease traded) and continued to be a Director of Scaffold until November 6, 2001, prior to the appointment of the then Monitor, KPMG Inc., as the Receiver Manager on November 16, 2001.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

During the fiscal year ended December 31, 2005, the Company had five Named Executive Officers (for the purposes of applicable securities legislation), namely:

(a) John W. Greenslade, President and Chief Executive Officer
(b) William Murray – Vice President-Operations
(c) Robert Mouat – the Company's current Chief Financial Operator & Corporate Secretary
(d) Thomas Pressello – the Company's former Chief Financial Officer
(e) Tawn Albinson – Managing Director of Minera y Metalurgica del Boleo S.A. de C.V., ("Minera"), the Company's wholly owned Mexican subsidiary

The following table (presented in accordance with National Instrument Form 51-102F6 (**"Statement of Executive Compensation" ("Form 51-102F6"**))sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2005, and the other three most highly compensated executive officers of the Company as at December 31, 2005 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

NEO Name & Principal Position	Year	Annual Compensation			Long Term Compensation			
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts	
					Securities Under Option (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
John Greenslade President and Chief Executive Officer	2005 2004 2003	$108,000[1] $75,273[1] Nil	Nil Nil Nil	Nil 130,000[2] Nil	390,000 310,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert Mouat Current Chief Financial Officer	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	140,000 310,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Thomas Pressello[3] Former Chief Financial Officer	2005 2004 2003	14,933 48,000 Nil		Nil 65,000[4] Nil	550,000 550,000 Nil	Nil Nil Nil	Nil Nil NIl	Nil Nil Nil
Tawn Albinson, Managing Director Minera y Metalurgica del Boleo S.A. de C.V.	2005 2004 2003	$36,000[5] $36,000[5] Nil	Nil Nil Nil	132,000[6] 96,000[6] 66,300[6]	100,000 600,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
William Murray Vice President Operations	2005 2004 2003	$108,000[7] $108,000[7] $71,420[7]	Nil Nil Nil	Nil Nil Nil	700,000 310,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1. Mr. Greenslade is a shareholder in Kendron Petroleum Management Corporation, a private British Columbia company, which was entitled under a management agreement to receive compensation of $108,000 per year
2. Paid to Holmes Greenslade,a law firm in which Mr. Greenslade was a partner
3. Mr. Pressello resigned from the Company on April 22, 2005
4. Financing fees paid to PressReal Consulting, a company controlled by Tom Pressello
5. Paid for administrative duties as Managing Director of Minera, the Company's subsidiary
6. Paid for consulting geological services outside the scope of his administrative duties as Managing Director of Minera
7. Mr. Murray is a shareholder in Optimum Project Services Limited, a private British Columbia company, which was entitled under a management agreement to receive compensation of $108,000 per year

Long Term Incentive Plan – Awards in Most Recently Completed Financial Year

The Company does not have a long term incentive plan, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the

Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/SAR Grants During The Most Recently Completed Financial Year

The following options to purchase Shares of the Company were granted to or exercised by the Company's Named Executive Officers during the Company's last completed fiscal year:

NEO Name	Securities Under Options/ SARs Granted	Percentage of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the date of Grant ($/Security)	Expiration Date
John Greenslade	390,000	10.97%	$0.35	$0.35	Sept. 15, 2010
William Murray	390,000	10.97%	$0.35	$0.35	Sept. 15, 2010
Robert Mouat	140,000	3.94%	$0.35	$0.35	Sept. 15, 2010
Tawn Albinson	100,000	2.81%	$0.35	$0.35	Sept. 15, 2010
David Dreisinger	150,000	4.22%	$0.35	$0.35	Sept. 15, 2010
C. Thomas Ogryzlo	40,000	1.13%	$0.35	$0.35	Sept. 15, 2010
Graham Thody	40,000	1.13%	$0.35	$0.35	Sept. 15, 2010
Ross Glanville	40,000	1.13%	$0.35	$0.35	Sept. 15, 2010
Ross Glanville	310,000	8.72%	$0.75	$0.57	April 12, 2010

The above described options were granted at the discretion of the Company's board of directors, at the market price of the Company's Shares set in accordance with the policies then in effect as established by regulatory authorities having jurisdiction over the Company's affairs.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

No Named Executive Officers exercised their options in the most recently completed financial year.

Option and SAR Repricings

The following options to purchase Shares of the Company were repriced during the Company's last completed fiscal year

NEO Name	Date of Repricing	Securities Under Options/ SARs Repriced or Amended (#)	Market Price Of Securities at Time of Repricing or Amendment ($/Security)	Exercise Price at Time of Repricing Or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
John Greenslade	Sept. 15, 2005	310,000	$0.40	$0.75	$0.35	Mar. 22, 2009

William Murray	Sept. 15, 2005	310,000	$0.40	$0.75	$0.35	Mar. 22, 2009
Robert Mouat	Sept. 15, 2005	310,000	$0.40	$0.75	$0.35	Mar. 22, 2009
Tawn Albinson	Sept. 15, 2005	600,000	$0.40	$0.75	$0.35	Mar. 22, 2009
Gaston Reymenants	Sept. 15, 2005	250,000	$0.40	$0.75	$0.35	May 17, 2009
David Dreisinger	Sept. 15, 2005	200,000	$0.40	$0.75	$0.35	May 17, 2009
Graham Thody	Sept. 15, 2005	310,000	$0.40	$0.75	$0.35	Aug. 13, 2009
C. Thomas Ogryzlo	Sept. 15, 2005	310,000	$0.40	$0.75	$0.35	Aug. 13, 2009
Ross Glanville	Sept. 15, 2005	310,000	$0.40	$0.75	$0.35	April 12, 2010

Pension Plan

The Company does not have a pension plan. The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options.

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company has no compensatory plan or arrangement with respect to the Named Executive Officer in the event of the resignation, retirement or any other termination of the Named Executive Officer's employment with the Company and its subsidiaries or in the event of a change of control of the Company or its subsidiaries or in the event of a change in the Named Executive Officer's responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

DIRECTORS COMPENSATION

Except for management contracts pursuant to which fees were paid as described in the "Management Contracts" section of this Information Circular, options granted to directors as described in the "Options to Purchase Securities of the Company" section of this Information Circular and reimbursements for actual expenses reasonably incurred by the directors of the Company in connection with the performance of their duties as directors, and certain directors may be compensated for services as consultants or experts, the Company had no arrangements, standard or otherwise, pursuant to which its directors were compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year. Subsequent to year end, the Board of Directors appointed a Compensation Committee to, among other things, evaluate the performance of senior officers of the Company and establish the compensation of such individuals. Part of the Charter of such Compensation Committee provides for remuneration of independent directors who will be unable to vote on their own compensation and the compensation of committee members of Board of Directors as follows:

Position	Compensation
Independent Director	$1,000 per month
Member of a Committee	an additional $250 per committee per month
Chairman of a Committee	an additional $250 per committee per moth

During the most recently completed financial year, incentive stock options were granted to directors and insiders of the Company under the Company's Stock Option Plan, totalling 1,600,000 options to purchase Shares exercisable at $0.35 with 1,290,000 Shares exercisable up to and including September 15, 2010 and 310,000 Shares exercisable up to and including April 12, 2010. As of the most recently completed financial year, no directors or insiders of the Company had exercised any stock options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	32,115,611	$0.94	3,579,638
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	32,115,611	$0.94	3,579,638

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer of the Company, proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, executive officer or proposed nominee is or has been indebted to the Company or any of its subsidiary at any time during the Company's last completed financial year, other than routine indebtedness.

MANAGEMENT CONTRACTS

The Company and Minera y Metalurgica del Boléo entered into a Services Agreement effective the 22nd day of April 2004 with Optimum Project Services Inc. ("Optimum")(a company owned or controlled by William Murray), William Murray, Kendron Petroleum Management Services Inc.("Kendron") (a company controlled by John Greenslade and his family) and John Greenslade, pursuant to which the day to day management of the Company and a significant portion of the supervision of the proposed work programs is under the guidance of John Greenslade, as President, and William Murray, as Vice-President Operations. Kendron and Optimum receive combined remuneration of $18,000 per month. In such regard Optimum is retained and paid by Minera y Metalugica del Boleo S.A. de C.V. (a Mexican company indirectly owned 100% by the Company) and Kendron is retained and paid by the Company.

The Company also had a management agreement dated January 22, 2004 with Tom Pressello for his services as Chief Financial Officer of the Company at a remuneration of $4,000 per month, which contract expired on April 22, 2005.

The Company has a consulting agreement with Gaston Reymenants as Vice-President Marketing pursuant to which he receives a monthly retainer of US$3,000 and was granted options to purchase 200,000 Shares in the capital stock of the Company for a period of 5 years at an exercise of $0.75 per share. The options vest in four equal installments over a period of 24 months. In addition, Mr. Reymenants is entitled to receive a finders fee in accordance with TSX Venture Exchange policy if he is instrumental in arranging financing for the Company, and, in particular, a "forward sale" of metal that provides for a financial contribution to the definitive feasibility study or construction of a mine in accordance with the definitive feasibility study.

The Company has a consulting agreement with Dr. David Dreisinger pursuant to which he acts as Vice-President Metallurgy and is entitled to be remunerated for time spent on the Company's affairs at a rate of $140 per/hr. and was granted options to purchase 200,000 Shares in the capital stock of the Company for a period of 5 years.

Mr. George Gauld has been retained by the Company's 100% owned subsidiary, Minera Y Metalurgica del Boleo, SA de CV, as Project Manager, with monthly remuneration in the amount of $7,500 plus related expenses.

Mr. Tawn Albinson has been retained by the Company's 100% owned subsidiary, Minera Y Metalurgica del Boleo, SA de CV, as Managing Director, with monthly remuneration in the amount of $3,000 and $11,000 per month for providing geological services to Minera y Metalurgica del Boleo.

APPOINTMENT OF AUDITORS

The persons named in the enclosed form of proxy will vote for the appointment of Staley Okada & Partners, Chartered Accountants, #400 – 889 West Pender Street, Vancouver, British Columbia, to be the auditors of the Company for the ensuing year and to authorize the board of directors to fix the remuneration payable to them. Staley Okada & Partners, Chartered Accountants, were first appointed as auditors on June 18, 2004.

OPTIONS TO PURCHASE SECURITIES OF THE COMPANY

The following options are currently outstanding to directors and officers of the Company:

Name	Number of Options	Exercise Price	Expiry Date
John W. Greenslade	310,000 390,000 300,000	$0.35 $0.35 $0.81	March 22, 2009 Sept. 15, 2010 March 1, 2011
William Murray	310,000 390,000	$0.35 $0.35	March 22, 2009 Sept. 15, 2010
Robert Mouat	310,000 140,000	$0.35 $0.35	March 22, 2009 March 15, 2010
Tawn Albinson	600,000	$0.35	March 22, 2009
Graham Thody	310,000 40,000	$0.35 $0.35	August 13, 2009 Sept. 15, 2010
C. Thomas Ogryzlo	310,000 40,000	$0.35 $0.35	August 13, 2009 Sept. 15, 2010
David Dreisinger	200,000	$0.35	May 17, 2009
Gaston Reymenants	250,000	$0.35	May 17, 2009
Ross Glanville	310,000 20,000	$0.35 $0.35	April 12, 2010 Sept. 15, 2010

AUDIT COMMITTEE

Audit Committee Charter

The Charter of the Company's audit committee is attached as Schedule "A" to this Information Circular.

Composition of the Audit Committee

The following are the members of the Committee:

Robert Mouat	Not Independent[1]	Financially literate[1]
Tom Ogryzlo	Independent[1]	Financially literate[1]
Graham C. Thody	Independent[1]	Financially literate[1]

1. As defined by Multilateral Instrument 52-110 ("MI 52-110").

Relevant Education and Experience

Graham C. Thody , Audit Committee Chairman

Mr. Thody is a member of the British Columbia Institute of Chartered Accountants ("BCICA") as well as the Canadian Institute of Chartered Accountants. He served as a member of the BCICA By-Laws Committee for several years. Mr. Thody is also a Director and a member of the Executive of the Lions Gate Hospital Foundation, as well as the Chair of their Finance Committee. He holds a Bachelor of Commerce degree (Marketing) from the University of British Columbia. He has been a Partner of Nemeth Thody Anderson, Chartered Accountants of Vancouver B.C. since 1979. During the past sixteen years, Mr. Thody's practice has focused on corporate mergers and acquisitions as well as domestic and international tax issues. Prior to this his practice focused on the auditing of publicly listed companies as well as participation in the Initial Public Offering process for several corporations.

Robert Mouat

Mr. Mouat has an undergraduate degree in Geological Engineering and a Masters of Science degree in Business Administration, both from the University of British Columbia. He completed the Canadian Securities course in 1978. He is a recognised expert on the valuation of mining projects. He has been involved as a public company director since the 1990's and as part of his expertise in evaluating mining projects had significant practical experience in reviewing financial statements

Tom Ogryzlo

Mr. Ogryzlo has over thirty years of experience on mining, energy, and industrial projects. He has been responsible for the development, financing, engineering, construction and operations of projects in many parts of the world. He holds a Bachelor of Mechanical Engineering from McGill University in Montreal, Quebec, Canada. Currently he is the President, CEO and a Director of Polaris Geothermal Inc., a TSX-V listed renewable energy producing company presently developing a geothermal power project in Nicaragua.

In the past, Mr. Ogryzlo has been President of several well known mining companies, including, Triton Mining Corporation, Blackhawk Mining Inc. and Cerro Matoso S.A. For many years, he also held the position of President of Kilborn Engineering Ltd. and Kilborn SNC-Lavalin, a large mining engineering company. His experience in exploration and development of multi-million dollar projects spans the world. Over a six year period, he directed process development work for Hanna Mining, initially as project manager and subsequently as President and General Manager, for the Cerro Matoso ferro-nickel project in Columbia where he was instrumental in organizing of a US$450 million financing involving World Bank, Exim, and a group of 52 private banks lead by Chase Manhattan.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors .

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
2005	$63,068	$Nil	$Nil	$Nil
2004	$57,000	$750	$Nil	$Nil

Exemption in Section 6.1 of MI 52-110

The Company is relying on the exemption in Section 6.1 of MI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each of the Committees is set out below.

National Instrument 58-201 ("NI 58-201") establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board of Directors considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board of Directors

The Company's Board of Directors consists of six directors, three of whom are independent based upon the tests for independence set forth in MI 52-110. Graham Thody, Tom Ogryzlo, and Ross Glanville are independent. John Greenslade is not independent as he is the President and CEO of the Company. Robert Mouat is not independent as he is the CFO of the Company and William Murray is not independent as he is Vice President Operations of the Company.

Management Supervision by Board of Directors

The CEO and CFO report upon the operations of the Company separately to the independent directors of the Board of Directors annually and at such other times throughout the year as is considered necessary or advisable by the independent directors. The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board of Directors. The Board of Directors considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management Further supervision is performed through the audit committee which is composed of a majority of independent directors who meet with the Company's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described elsewhere herein.

Orientation and Continuing Education

The Company believes it currently has a sophisticated board of directors with considerable years of experience as members of the boards of directors of publicly traded companies. While the Company does not have formal orientation and training programs, any new Board of Directors members would be provided with:

1. access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information on request;

2. access to management and outside technical experts and consultants; and

3. a summary of significant corporate and securities responsibilities.

Board of Directors members are encouraged to and do communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board of Directors members have full access to the Company's records.

Nomination of Directors

The Board of Directors has responsibility for identifying potential Board of Directors members.

Compensation of Directors and the CEO

The independent Directors are Ross Glanville and Graham Thody. Robert Mouat, CFO is also a member of the compensation committee. Mr. Mouat receives no compensation as CFO. These Directors have the responsibility for determining compensation for the directors and senior management. The Compensation Committee has responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mining industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, Compensation Committee charter provides for an annual review of the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives. The Board of Directors has adopted a written charter that sets forth the responsibilities of the Compensation Committee and gives the Committee the authority to engage outside experts to assist in identifying potential candidates if considered advisable. A copy of the charter is posted on SEDAR.

Board of Directors Committees

The Company has no committees other than the Audit and Compensation Committees. As the directors are reasonably actively involved in, or regularly informed of, the operations of the Company and the size of the Company's operations does not warrant a larger board of directors, the Board of Directors has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board of Directors does not consider that formal assessments would be useful at this stage of the Company's development. The Board of Directors conducts informal annual assessments of the Board of Directors's effectiveness, the individual directors and each of its committees. As part of the assessments, the Board of Directors or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

PARTICULARS OF MATTERS TO BE ACTED UPON

(a) Ratification of Current Stock Option Plan

The Company's current stock option plan ("Stock Option Plan") was adopted in 2003 and first approved by shareholders at the meeting held on October 30, 2003. The purpose of the Stock Option Plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the market price prevailing on the date the option is granted less applicable discount, if any, permitted by the policies of the TSX Venture Exchange and approved by the Board of Directors. Market price means the last closing price per share on the trading day immediately preceding the day on which the Company announces the grant of the option or, if the grant is not announced, on the grant date. Pursuant to the Stock Option Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The number of Shares which may be reserved for issuance to directors, officers, employees and consultants of the Company may not exceed 10% of the Shares issued and outstanding at any one time. The number of Shares which may be issued to insiders of the Company, within a one year period, may not exceed 10% of the outstanding Shares of the Company; and the number of Shares which may be issued to any one insider of the Company or to such insider's associates, within a one year period, may not exceed 5% of the outstanding Shares of the Company. The Stock Option Plan contains a vesting schedule only to an optionee who is a Consultant conducting Investor Relations activities. As of April 18, 2006, the Company has 103,646,376 Shares issued and outstanding and 6,875,000 stock options granted and outstanding under the Stock Option Plan. As additional Shares are issued by the Company, including upon exercise of options, the Board of Directors may grant and reserve for issuance additional options based upon the increased issued capital of the Company.

The full text of the Stock Option Plan is available for review at the registered office of the Company (Suite 2350 – 1177 West Hastings Street, Vancouver, British Columbia) during regular business hours before the Meeting and at the Meeting.

The directors of the Company believe that passing of the following resolutions is in the best interest of the Company and recommend that shareholders of the Company vote in favour of the resolutions.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE FOLLOWING RESOLUTIONS, UNLESS THE SHARHEOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTIONS.

At the Meeting, shareholders will be asked to pass an ordinary resolution in the following form:

> "RESOLVED that the Company's Stock Option Plan pursuant to which directors my, from time to time reserve for issuance and issue up to 10% of the then issued and outstanding Shares of the Company pursuant to options issued to directors, officers, employees and consultants of the Company and its subsidiaries, as more particularly described in the Company's Information Circular dated April 18, 2005, be and is hereby approved, ratified and confirmed, subject to regulatory approval."

In order to be effective, the foregoing ordinary resolutions must be approved by a simple majority of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

(b) Stock Option Repricing

At the Meeting, the shareholders of the Company will be asked to ratify a directors resolution to re-price downward certain stock options held by "insiders" (as defined below) of the Company from $0.75 per optioned share to $0.35 per optioned share (being the market value of the Shares at the time of directors resolution). The re-pricing of the options has been approved by the TSX Venture Exchange, subject to receipt of disinterested shareholder approval. The TSX Venture Exchange Listing Policy 4.4 (the "Policy") outlines the requirements and procedures associated with the granting and amendment of incentive stock options which include, among other things, that the Company receive disinterested shareholder approval to the re-pricing downward of stock options to insiders of the Company prior to the exercise of stock options. Disinterested shareholder approval is defined as being approval by a majority of votes cast at the Meeting excluding votes attached to Shares beneficially owned by the optionees, insiders of the Company and their respective associates. The details of stock options for re-pricing granted to insiders of the Company are set forth herein under the heading "Statement of Executive Compensation" sub-heading "Option and SAR Re-pricing". Shares held by insiders or associates of insiders will not be voted for the purpose of this resolution.

In accordance with Exchange Policy 4.4, an ordinary resolution approving the downward re-pricing of certain options to be considered and, if thought fit, approved at the Meeting will be substantially in the form set forth below:

> "BE IT RESOLVED, as an ordinary resolution, that:
>
> 1. Subject to the approval of the TSX Venture Exchange, the re-pricing downward of options as listed below granted to insiders of the Company pursuant to the Company's stock option plan at the discretion of the Board of Directors of the Company, as described in the Company's Information circular dated April 18, 2006, be and is hereby authorized and approved.
>
> 2. Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution."

The directors of the Company believe that passing of the above resolutions is in the best interest of the Company and recommend that shareholders of the Company vote in favour of the resolutions.

OTHER MATTERS

Management of the company is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting. If any other matter properly comes before the Meeting, it is the intention of the person named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 2350 – 1177 West Hastings Street, Vancouver, BC, V6E 2K3 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year, which are being mailed to shareholders with this Information Circular and filed on SEDAR.

Dated at Vancouver, British Columbia, this 18th day of April, 2006.

APPROVED BY THE BOARD OF DIRECTORS

"John Greenslade"

John W. Greenslade
President, CEO and Director

Schedule "A" to the Information Circular of
Baja Mining Corp. (the "Company")

CHARTER OF THE AUDIT COMMITTEE

Purpose

The purpose of the Audit Committee (the "Committee") is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

- The audit process;
- The financial accounting and reporting process to shareholders and regulatory bodies; and
- The system of internal financial controls.

Composition

The Committee shall consist of three Directors, the majority of whom are "independent" within the meaning of Multilateral Instrument 52-110, *Audit Committees,* for so long as the Company is a "venture issuer", as defined therein. The Committee shall be appointed annually by the Board of Directors immediately following the Annual General Meeting of the Company. Each member of the Committee shall be financially literate, meaning that he must be able to read and understand financial statements. One member of the Committee must have accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting.

Duties

The Committee's duty is to monitor and oversee the operations of Management and the external auditor. Management is responsible for establishing and following the internal controls, financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The Committee should review and evaluate this Charter on an annual basis.

The specific duties of the Committee are as follows:

- Management Oversight:
    - Review and evaluate the Company's processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;
    - Review and evaluate the Company's internal controls, as established by Management;
    - Review and evaluate the status and adequacy of internal information systems and security;
    - Meet with the external auditor at least one a year in the absence of Management;
    - Request the external auditor's assessment of the Company's financial and accounting personnel;

- Review and evaluate the adequacy of the Company's procedures and practices relating to currency exchange rates; and
- Review and evaluate the Company's banking arrangements.

* External Auditor Oversight

  - Review and evaluate the external auditor's process for identifying and responding to key audit and internal control risks;
  - Review the scope and approach of the annual audit;
  - Inform the external auditor of the Committee's expectations;
  - Recommend the appointment of the external auditor to the Board of Directors;
  - Meet with Management at least once a year in the absence of the external auditor;
  - Review the independence of the external auditor on an annual basis;
  - Review with the external auditor both the acceptability and the quality of the Company's accounting principles; and
  - Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

* Financial Statement Oversight

  - Review the quarterly reports with both Management and the external auditor;
  - Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management;
  - Review and discuss with Management the annual audited financial statements; and
  - Recommend to the Board of Directors whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

BAJA MINING CORP.

CHARTER OF COMPENSATION COMMITTEE

I. PURPOSE

The compensation committee (the "Committee") is a committee of the board of directors (the "Board") of Baja Mining Corp. (the "Corporation"), appointed by the Board to assist it in fulfilling its responsibilities relating to the compensation of the senior executives of the corporation.

II. COMPOSITION AND MEETINGS

The Committee shall be comprised of at least three Directors, the majority of whom shall satisfy the applicable independence and experience requirements (or recommendations as the case may be) of the laws governing the Corporation, the stock exchanges on which the Corporation's securities are listed and the applicable securities regulatory authorities. Each member will have, to the satisfaction of the Board, sufficient skills and experience which are relevant and will contribute to the carrying out of the mandate of the Committee.

The members of the Committee shall serve at the pleasure of the Board for such term or terms as the Board may determine. The Board may remove a member of the Committee at any time in its sole discretion by resolution of the Board. Unless a chairman is elected by the Board, the members of the Committee may designate a chairman by majority vote of the full membership of the Committee.

The Committee shall meet at least twice per annum or more frequently as circumstances require. The Committee may ask any Director, member of management of the Corporation, outside counsel of the Corporation or others to attend a meeting of the Committee or to meet with members of, or advisors to, the Committee and to provide pertinent information as necessary. The Committee may retain the services of outside compensation specialists to the extent required.

Quorum for the transaction of business at any meeting of the Committee shall be the presence in person or by telephone or other communication equipment of a majority of the number of members of the Committee or such greater number as the Committee shall by resolution determine. If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

Meetings of the Committee shall be held from time to time and at such place as the Committee or the chairman of the Committee shall determine upon not less than 48 hours notice to each of the members, provided that notice of a meeting shall not be required if all members are present either in person or by telephone conference or if those members who are absent have waived notice or otherwise signified their consent to the holding of the meeting. A notice of a meeting of the Committee may be given verbally, in writing or by telephone, facsimile, e-mail or other means of communication, and need not specify the purpose of the meeting.

Each of the chairman of the Committee or any member of the Committee shall be entitled to request that the chairman of the Committee call a meeting which shall be held within 72 hours of receipt of such request.

The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as secretary at any meeting.

All decisions of the Committee will require the vote of a majority of its members present at a meeting at which a quorum is present. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. Such instruments in writing may be signed in counterparts and by facsimile, each of which shall be deemed to be an original and all originals together shall be deemed to be one and the same instrument.

III. AUTHORITY OF THE COMMITTEE

The Committee has the authority to engage and compensate any outside advisors that it determines to be necessary to permit it to carry out its duties and to conduct or authorize investigations into any matters within the scope of its responsibilities. The Committee may create one or more subcommittees and may delegate, in whole or in part, its duties and responsibilities to such subcommittees or to individual members of the Committee.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, Committee shall:

1. Report regularly to the Board with respect to such matters as are relevant to the Committee's discharge of its responsibilities and with respect to such recommendations as the Committee may deem appropriate, and provide a copy of the minutes of each meeting of the Committee to the Secretary of the Corporation for inclusion in the Corporation's minute books.

2. Compare, periodically, the total remuneration and the main components thereof (such as base salary, bonus and other performance incentives) of the officers of

the Corporation with the remuneration practices of similar companies in the mining exploration industry.

3. Establish and review the overall compensation philosophy of the Corporation.

4. Establish and review, at least annually, the Corporation's general compensation policies applicable to the chief executive officer and other officers, including the corporate goals and objectives and annual performance objectives relevant to them.

5. Evaluate the performance of the chief executive officer and other officers in light of those goals and objectives and, based on such evaluation, determine and approve the annual salary, bonus, options and other benefits, direct and indirect, of the chief executive officer and other officers. In determining the compensation, the Committee should consider the Corporation's performance, the value of similar incentive awards to chief executive officer's and other officers at comparable companies, the awards given to the chief executive officer and other officers in past years and any other factors it deems relevant.

6. Review and recommend to the Board for approval, or approve if the Board has delegated to the Committee such approval, all employment, consulting, retirement and severance agreements and arrangements involving officers, key employees and directors of the Corporation and periodically evaluate existing agreements and arrangements for continuing appropriateness.

7. Review and recommend to the Board for approval, or approve if the Board has delegated to the Committee such approval, any incentive-compensation plans and equity-based plans that the Corporation proposes to establish for its directors, officers, employees and consultants (collectively, the "Plans") and review the appropriateness of the allocation of benefits under the Plans and the extent to which the Plans are meeting their intended objectives and, as appropriate, recommend that the Board make modifications to the Plans.

8. Review and make recommendations to the Board, or approve if the Board has delegated to the Committee such approval, all awards of shares, options or other securities pursuant to the Corporation's equity-based Plans.

9. Review the adequacy and form of compensation of Directors and ensure that the compensation realistically reflects the responsibilities and risk involved in being a director, and recommend to the Board for approval the remuneration of the Directors and the amount to which each such director shall be entitled for each meeting of the Board or a committee thereof attended.

10. Review compensation disclosure relating to the Directors and the officers of the Corporation before the Corporation publicly discloses this information.

11. Prepare an annual report on executive compensation for inclusion in the Corporation's management information circular in accordance with applicable securities laws.

V. COMPENSATION OF INDEPENDENT DIRECTORS

Whereas the Compensation Committee will be largely made up of independent directors who will be unable to vote on their own compensation, a table of compensation for all independent directors has been established:

Position	Compensation
Independent Director	$1000 per month
Member of a Committee	additional $250 per committee per month
Chairing of a Committee	additional $250 per committee per month

Ie: Independent Director who is a Committee Chairman and member would be paid $1500/month.

Exhibit 9

BAJA MINING CORP.
Management Discussion and Analysis
YEAR END REPORT – December 31, 2005

This Management's Discussion and Analysis of Baja Mining Corp. provides analysis of Baja Mining Corp.'s financial results for the year ended December 31, 2005. The following information should be read in conjunction with the accompanying audited consolidated financial statements and the notes to the audited consolidated financial statements.

RECEIVED

1.1 Date of Report: April 19, 2006

1.2 Overall Performance

Nature of Business and Overall Performance

Baja Mining Corp. (the "Company") is involved in the development of the Boleo copper-cobalt-zinc-manganese deposit, Mexico. The Company commenced operations upon incorporation in 1985 and engaged primarily in exploration and development of mineral and natural resource properties.

On April 20, 2004, the Company completed a business combination with Mintec International Corporation ("Mintec") and completed a $10 million equity financing in conjunction with the business combination. The business combination resulted in a change of control of the Company whereby Mintec is deemed to be the acquirer. The transaction is accounted for under the purchase method, on a reverse take-over basis ("RTO"). Mintec, through its wholly owned Mexican subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. ("MMB"), owns a 100% interest in a copper-cobalt-zinc-manganese mineral deposit (the Boleo property). Since the completion of the above-mentioned financing, the Company has been focused on completing a Definitive Feasibility Study ("DFS") on the Boleo property.

The Boleo Project

The Boleo Project is located on the east coast of the Baja California Peninsula, some 900 kilometres south of San Diego and near the town of Santa Rosalia Baja California Sur, Mexico. Over the last twelve years, approximately CAD $38 million has been spent on exploration, pre-feasibility studies and feasibility studies on the Boleo Project. Since completing a $10 million financing in April 2004, the Company has been actively proceeding to complete a DFS, under the direction of Bateman Engineering Inc. Canada ("Bateman"), with assistance primarily from Bateman's office in Brisbane, Australia. The DFS is scheduled to be completed in July 2006. The DFS is focused on the development of an underground mine, supplemented in some years with partial production from a series of low strip ratio open pits, at a currently estimated production rate of 2.6 million dry tonnes of run-of mine ore to produce up to 50,000 tonnes per year of cathode copper, 2,000 tonnes per year of cobalt (either as high grade cobalt cathode or possibly as a high quality cobalt carbonate), up to 23,000 tonnes of zinc sulphate per year, and possibly 35,000 to 65,000 tonnes of manganese (as manganese carbonate) per year.

Current Development in the year ended December 31, 2005

Preliminary Economic Assessment

In August 2005, a "Preliminary Assessment"[1] of the El Boleo Project was published which included

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[1] The PEA is contained within a National Instrument 43-101 report dated August 12, 2005 entitled "A Preliminary Assessment of the El Boleo Copper Cobalt Project", Baja California South, Mexico, prepared for Baja Mining Corp. by independent Qualified persons, William Yeo, MAusIMM, PhD., and Phillip Hellman, FAIG, PhD., of Hellman & Schofield, John Wyche, MAusIMM, MMICA,CPMin, of AMDAD, Michael Holmes, MSAIMM, PrEng., of Bateman, John Greenslade, BASc, M.Eng., P.Eng., LLB, and Don Hunter, FAusIMM, MIOM,CPEng, C.Eng. (the "Bateman Preliminary Assessment"). The Preliminary Economic Assessment (the "PEA") contained in the Bateman Preliminary Assessment was prepared by John Greenslade, President of the Company and a non-independent Qualified Person. The PEA was reviewed by Don Hunter, FAusIMM, MIOM,CPEng, C.Eng., to provide for necessary independence under N.I. 43-101. The entire report is available under the Company's profile at www.sedar.com or on its website www.bajamining.com.

the results of a Preliminary Economic Assessment ("PEA") of the El Boleo Property (see News Release dated September 13th, 2005). The PEA of the El Boleo project indicates that the project is sufficiently robust that it warrants continuing development to completion of the DFS.

The PEA of the El Boleo project is based upon the following:

- the Mineral Resource Estimate for copper, cobalt and zinc prepared by independent geological consultants Hellman and Schofield Pty Ltd of Sydney, Australia;
- the process flowsheet developed by independent consultants Bateman Engineering Pty Ltd., of Brisbane, Australia, and recoveries of copper, cobalt and zinc achieved during the Phase 1 pilot plant testing program at SGS Lakefield Research Ltd., Lakefield, Ontario, conducted under the guidance of Bateman and factored plant capital and operating costs developed by Bateman;
- the Mine Design and Preliminary Production Schedule (utilizing base case metal prices) and mine capital and operating costs developed by independent mining consultants Australian Mine Design and Development ("AMDAD") of Sydney, Australia; and
- Base case metal prices of copper - US$0.95 per pound, cobalt – US$12.00 per pound and zinc - US$0.45 per pound . No value has yet been included for manganese carbonate production.

Financial modelling based on the current, un-optimized preliminary mine schedule indicates that the project is potentially attractive at base case metal prices. Modelling at base case metal prices shows that the project could generate net after tax profit of US$761.3 million, with a discounted present value of US$307.6 million at a 6% discount rate, over an initial projected 20 year mine life.

The current base case is for annual mine production to deliver 3.5 million wet tonnes (2.6 million dry tonnes) of run-of mine ore per year to the process facility; with maximum annual metal production of 50,000 tonnes of copper, 2000 tonnes of cobalt and 23,000 tonnes of zinc sulphate. Capital cost of the construction of the mine and mill complex is currently estimated at US$292 million and total operating costs (including general and administrative expenses) at US$19.90 per dry tonne of ore feed. The current PEA does not include economics for the production of manganese carbonate as an additional by-product which is currently under a technical, marketing (off-take) and financial review.

A financial model was created utilizing the current mine production schedule over an initial 20 years, the associated diluted metal grades based on the H&S geological resource and AMDAD mine schedule, metal recoveries from the Phase I pilot plant, capital and operating costs as set out herein and base case metal prices of copper US$ 0.95/lb, cobalt US$ 12.00/lb and zinc US$ 0.45/ lb. In addition, sensitivity analysis was also conducted at various increased metal prices.

The effective sensitivity of the project to metal price is summarized in the following sensitivity table.

SENSITIVITY TO METAL PRICES						
Metal price US$/pound			**IRR (%)**	**Net Present Value Million US$**		
Copper	**Cobalt**	**Zinc**		**6% discount**	**8% discount**	**10% discount**
$0.95	$12.00	$0.45	21.2	$307.6	$226.2	$164.3
$1.05	$14.00	$0.55	25.6	$418.1	$317.0	$239.9
$1.15	$16.00	$0.65	29.7	$528.0	$407.3	$314.9

$1.64*	$13.10	$0.54	37.6	$715.1	$564.1	$448.4

*Note : Current cash prices as of July 13, 2005 – Copper US$ 1.64/lb, Cobalt US$ 13.10/lb, Zinc US$ 0.54/lb.

The potential revenue stream from cobalt and zinc sulphate (based upon contained zinc metal content), at base-case metal prices, generates sufficient revenue to cover all operating costs resulting in net annual copper metal production cost of zero cents ($0.00) per pound of LME grade copper produced. The following table provides base case highlights of the PEA.

Preliminary Economic Assessments – Base Case Highlights	
Preliminary Mine Production Schedule	2,600,000 dry tonnes per year (7,246 dry tonnes per day
Cut-off grade (with dilution)	1.1% copper equivalent
Average grade	2.5% copper equivalent
Capital Cost	US$292 million
Operating Cost	US$19.90/tonne of ore
Metal Prices	Copper – US$0.95/lb. Cobalt – US$12.00/lb Zinc - US$0.45/lb
(After tax) Internal rate of return (IRR)	21.2%
(After tax) Present Value (Millions)	US$307.6 @6% discount rate US$226.2 @8% discount rate US$164.3 @10% discount rate

The Preliminary Economic Assessment includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Thus there is no certainty that the preliminary assessment will be realized.

Underground Mine Trial

As part of the DFS on the El Boleo Property management elected to conduct a trial underground mine at the property. Initial portal development was completed in early 2005 and underground mining equipment was sourced during the third quarter of 2005 for the test mine. The test mine consisted of approximately 400 meters of development headings from which a series of test panels were mined utilizing a bord and pillar mining method. Development headings were driven primarily in the ore horizon utilizing a continuous mining machine (a 54 tonne DOSCO 1300 roadheader), similar to those used in coal, potash and salt mines. For more information on this method please visit: http://www.bajamining.com/projects/mining_methods.

The test mining area was selected as in a relatively short horizontal distance ground conditions representative of most of the underground conditions likely to be encountered during actual mining operations over the initial 20 year mine life could be accessed. The test mine will provide the Company with valuable information on how this high production, mechanized mining method will work, as well as providing valuable insight into equipment selection and possible modifications needed to conventional continuous mining machines to adequately deal with the high clay content of the mineralized material being mined and processed.

Inspection of the mantos (a flat lying, bedded, sedimentary deposit) in drill core and in recent underground exposures by geotechnical consultants and mining experts retained by the Company suggests that conventional continuous miners should be able to achieve very high production rates. The Company recognised the importance of understanding how the proposed systems will perform through a range of conditions such as in previously mined areas and in areas of steeper dips, undulating floors or faulting. The test mine site is in Manto 3.

The site was selected because:

- Manto 3 in this area has a range of working heights similar to the proposed initial production areas.
- The entries are off a steep hillside so that a reasonable working depth of 60 to 70 metres can be reached with minimal development.
- The local manto dips of 8° to 10° are similar to the proposed production areas.
- The planned development and pillar extraction sites include both virgin ground and previously mined areas.
- It is adjacent to a major regional fault which has a vertical displacement of 7 metres. It is planned to drive at least one heading through the fault to assess ground stability.

The test mine was designed by Australian Mine Design & Development (AMDAD), an Australian consultant specialising in the design of high production Australian coal mines - utilising continuous miners and both longwall and shortwall production units.

Work to date has demonstrated that the continuous mining machine is easily able to mine the mineralized mantos and un-mineralized hangingwall waste that may also be mined in development of mineralized areas. In addition, in most areas of development the "back" (the roof above the development) has been relatively competent and has only required minimal ground support (by roof bolting). Areas of localized faulting that have also included voids beside the Main Drive from previous mining as well as old underground roadways required more significant ground support to be installed but can be mined, albeit at a slower rate.

The clayey nature of the mineralized mantos has presented challenges in material handling with the equipment being utilized as the moist nature of the clay tends to cause it to build up on conveying surfaces on the continuous mining machine. Being aware of this problem will allow modifications to be made to the design of production equipment.

The development drivage to date has already added significantly to an understanding of how modern, high production mining methods can be applied at Boleo. Positive outcomes so far include:

- confirmation that the mineralized unit (copper, cobalt, zinc and manganese) is easily cut by the road header. Initial indications are that even light weight continuous miners should be able to achieve high cutting rates.
- The miner produces no dust as it cuts so there should be no need for water sprays which may have caused problems in the clay rich copper horizons.
- The workings have passed through numerous voids and stope fill areas from the old mine workings. These areas did not present any greater mining difficulty than the virgin areas so initial indications are that the old mine workings will not create undue mining problems.
- Some roof stability problems were encountered but these allowed the geologists to gain a detailed understanding of the structures in the immediate roof. Roadway and support designs and procedures were modified and the changes are providing stable workings.

The Company is proceeding to completion of a DFS under the direction of Bateman Engineering Inc. Canada with anticipated completion in mid- 2006. The DFS is investigating the viability of the underground mine producing 2.6 million dry tonnes per year of run-of-mine ore which will be processed through a hydrometallurgical processing plant to recover up to 50,000 tonnes per year (tpy) of London Metal Exchange (LME) (or better) grade copper; up to 2,000 tpy high purity cobalt metal;

and up to 10,000 tpy of contained zinc, as zinc sulphate. Final design production criteria will be settled as part of the DFS. Investigations are continuing on potential recovery of 45,000 – 85,000 tpy of contained manganese, probably as manganese carbonate.

Completion of the underground mining trial at the Boleo Copper Cobalt Project was extended from March 2006 into April 2006 to allow expansion of the pillar extraction area. The mineralised manto, or seam, being mined averages 2.5 metres in height. By the end of February 2006 pillar extraction by continuous miner had opened a stope area measuring 40 metres by 18 metres, or over 700 square metres. By the end of March 2006 this has been expanded to an area of 37 metres by 48 metres, or nearly 1,800 square metres. Over 3,000 metric tonnes of ore were mined from the pillar area. In addition over 250 metres of access and geotechnical monitoring roadways were driven, all within ore.

The mining trial was designed to provide geotechnical and operational information to guide design of a full scale underground mine capable of producing over 2.5 million tonnes per year. This style of mining relies on controlled collapse of the seam roof in the mined out areas so that the broken rock in the collapsed zone can take the weight of the overlying strata. Ground movement monitors have been installed around the stope area and on the surface above it to track subsidence of the roof through to the controlled failure stage. Most of the controlled roof collapse within the stope area should occur in this period but it may continue for several weeks so the ground movement monitoring will continue into April 2006. This information will form the input for numerical analyses of the mine roof, openings, and pillars at the scale required for full production.

A great deal of information has been gathered on the mining methods and systems required for efficient, high production underground mining at Boleo:

- The continuous miner registers very low power consumption when cutting the ore so it will be possible to achieve high cutting rates from relatively small machines.
- The trial site was selected in an area where intensive mining of the high grade base of the manto had been conducted during the earlier years of last century. However, after mining over 300 metres of access, monitoring and stope roadways through old mine openings, stope fill and undisturbed ground the trial has only been delayed once by ground conditions directly attributable to the old workings. This was a four metre wide section at the junction of two old drives. One day was lost supporting through the area and that section of the stope was completed without further delay.
- Numerous pieces of support timber from the old workings have been picked up by the continuos miner but they are all so aged that they crumbled. There was a concern that the old timbers could have jammed in the miner or caused tears in the conveyor belts but this is no longer considered a problem.
- Immediate roof conditions have been observed in detail in the collapsed stope area and in several small failures in the access roadways. By understanding more about the occurrence of low angle faulting in the roof strata, which is prevalent throughout Boleo, it has been possible to plan roadway widths and rock bolting patterns that the provide good stability.
- Trials with different drill steels and bits have greatly reduced rock bolt installation times in the relatively soft roof strata.
- Testing of different methods of handling the clay rich ore has offered solutions to problems with clay build up on the continuous miner chain conveyor. This is a common problem with clays but the information gathered allows design of suitable loading, haulage and handling systems.
- The ore has a high inherent moisture and raises no dust during cutting so there is no need for water dust suppression which could have caused problems in the high clay environment.

One of the biggest changes suggested by the trial to date comes from the success in mining through the old workings. Prior to the trial the production mine was being planned around shortwall panels to provide support through loose ground in the previously mined areas. However it appears that subsidence through the old workings has compacted the clay rich manto and restored some competence to the mining horizon. This, and the potential for high cutting rates, enables the mine planners to consider more flexible and lower capital cost mining systems such as room and pillar using mobile roof supports.

Following completion of mining and geotechnical monitoring, geotechnical analyses of the proposed mining systems will be conducted through April and May. A mine plan will then be developed through the middle of 2006 to define the detailed mine layouts, equipment fleet, workforce, production schedule and capital and operating cost estimates.

As of December 31, 2005, the Company had working capital of $2,567,310 which is not sufficient to satisfy the costs related to the completion of the DFS and current general and administrative activities for the following fiscal year. Subsequent to December 31, 2005 the Company completed a brokered private placement to raise $23 million. This placement provided the Company with adequate funding to complete the DFS and cover all currently planned expenditures for the balance of 2006 and provide an estimated $8 million in working capital at the end of 2006. Currently planned expenditures to complete the DFS include:

(a) a phase II pilot plant to be conducted at SGS Lakefield Research Inc., Ontario, at an estimated cost of $2.5 million;

(b) an in-fill drilling program (in part for the DFS, although the majority of the program is to enhance the current reserve classification to satisfy the anticipated requirements of major lenders for project construction); and

(c) engineering costs to the principal DFS engineering firm at an estimated amount of $1.8 million.

1.3 Results of Operations For the Year ended December 31, 2005

Operations

The Company is still at the exploration and development stage at its Boleo Project and has no revenue generating activities. For the year ended December 31, 2005, the Company recorded a net loss of $6,996,731 (2004 - $5,391,685) or $0.11 (2004 - $0.10) loss per share. The results are indicative of the substantially higher exploration and administrative activities in 2005 compared with the same period in 2004.

Exploration Expenses

The Company incurred $5,161,437 in exploration expenses during the year ended December 31, 2005 (2004 - $3,825,698). With the completion of the $10 million financing in April 2004, the Company has been focused on completing the DFS and test mine on the Boleo property in Mexico. The majority of the exploration expenses in the current year related to environmental consulting, feasibility studies, drilling and other professional consulting fees in connection with the Boleo property.

General and Administrative Expenses

General and administrative expenses for the 2005 financial year increased by $208,590 compared with the previous year. Increases were mainly in the following areas:

- amortization: $137,533 (2004 - $19,864) The increase is related to the acquisition of $599,385 of capital assets, of which $153,903 was in Canada and $445,482 was in Mexico.
- audit and legal fees: $271,838 (2004 - $51,653) Comprised of the following: audit fees $89,271 (2004 - $33,311), accounting fees 35,078 (2004 - $Nil) and legal fees $147,489 (2004 - $18,342). Audit fees were underprovided for in the 2004 financial year resulting in additional charges in the 2005 financial year. Extensive legal costs were incurred relating to consultations with legal council regarding listing the Company as a Tier 1 filer on the Toronto Stock Exchange.
- management and consulting fees: $224,235 (2004 - $173,740) Consulting fees of $101,302 were paid to a financial consulting firm in connection with general corporate financial advice with respect to construction financing and development of the Boleo project, and $122,933 paid to management and related parties of the Company.
- rent: $133,946 (2004 - $70,595) In July 2005 the Company relocated its Vancouver office to more spacious premises resulting in an increase in expenses.
- stock based compensation: $954,030 (2004 - $817,324) During the year ended December 31, 2005, the Company granted 3,705,000 stock options to directors and consultants of the Company at an exercise price of $0.35. A further 1,350,000 stock options were granted to investor relations consultants at an exercise price of $0.35. The fair value of options granted was estimated using the Black-Scholes option pricing model. Accordingly, stock based compensation expenses in the amount of $954,030 have been recognised and charged to expenses, accounting for 13.6% of total expenses. The exercise price of stock options granted prior to September 15, 2005 was amended from $0.75 to $0.35, subject to the approval of disinterested shareholders of the Company. A revaluation of options, granted but not yet exercised, and which are subject to this amendment, has been performed. In the opinion of management, no adjustment to the contributed surplus is necessary.
- wages: $184,578 (2004 - $116,162) Due to recruitment of additional staff, payroll costs increased accordingly.

1.4 <u>Transactions with Related Parties</u>

During the year ended December 31, 2005, the Company paid $520,547 (2004 - $567,548) management and consulting fees to directors and officers of the Company, and to companies controlled by officers and directors of the Company. The Company also paid $32,754 (2004 - $64,000) of rent expense to related companies, which are controlled by directors and officers, for shared office facilities.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Selected Annual Information

The following financial data is selected financial information for the Company for the three most recently completed financial years ending December 31,

	2005	2004	2003
Total revenues	$ -	$ -	$ -
Income (loss) before discontinued operations and extraordinary items	$(6,996,731)	$(5,391,685)	$ (404,029)
Income (loss) per share before discontinued operations and extraordinary items	$(0.11)	$(0.10)	$(0.01)
Fully diluted income (loss) per share before discontinued operations and extraordinary items	$(0.11)	$(0.10)	$(0.01)
Net income (loss)	$(6,996,731)	$(5,391,685)	$ (404,029)
Income (loss) per share	$(0.11)	$(0.10)	$(0.01)
Fully diluted income (loss) per share	$(0.11)	$(0.10)	$(0.01)
Total assets	$ 4,377,132	$ 6,355,007	$ 970,077
Total long term debt	$ -	$ -	$ -
Dividend	$ -	$ -	$ -

Financial year 2005 compared to financial year 2004

The Company recorded a loss in 2005 of $6,996,731 ($0.11 loss per share) compared to a loss in 2004 of $ 5,391,685 ($0.10 loss per share). The loss in 2005 was primarily attributable to the increase in exploration and operating activities, noticeably in feasibility study expenditures of $1,206,270 incurred (2004 - $507,930).

Financial year 2004 compared to financial year 2003

The Company recorded a loss in 2004 of $ 5,391,685 ($0.10 loss per share) compared to a loss in 2003 of $ 404,029 ($0.01 loss per share). The loss in 2004 was primarily attributable to the increase in exploration and operating activities, in addition to recognizing of stock-based compensation.

1.6 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q1 Mar 31, 2004	Q2 Jun 30, 2004	Q3 Sep 30, 2004	Q4 Dec 31, 2004	Q1 Mar 31, 2005	Q2 Jun 30, 2005	Q3 Sep 30, 2005	Q4 Dec 31, 2005
Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-

Income or loss before discontinued operations and extraordinary items:

Total	$(47,428)	$(453,256)	$(2,436,996)	$(2,454,005)	$(2,017,441)	$(1,496,227)	$(2,313,964)	$(1,169,099)
Per Share	$(0.00)	$(0.01)	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)	$(0.02)
Per Share Fully Diluted	$(0.00)	$(0.01)	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)	$(0.02)

Net income or loss:

Total	$(47,428)	$(453,256)	$(2,436,996)	$(2,454,005)	$(2,017,441)	$(1,496,227)	$(2,313,964)	$(1,169,099)
Per Share	$(0.00)	$(0.01)	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)	$(0.02)
Per Share Fully Diluted	$(0.00)	$(0.01)	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)	$(0.02)

General Discussion of Quarterly Results

Net Income (Loss)

The Company carried out exploration activities on the Boleo property in Mexico. Factors that caused fluctuations in the Company's results were the amount and extent of exploration and operating activities in the quarters. Since completion of the $10 million equity financing on April 20, 2004, exploration and operating activities increased significantly as reflected in net losses during each quarter thereafter.

Quarter December 31, 2005 compared to December 31, 2004.

For the quarter ended December 31, 2005 the Company incurred a loss of $1,169,099 ($0,02 loss per share) compared to a loss of $2,454,005 for the quarter ended December 31, 2004 ($0,04 loss per share). The loss in both years was primarily attributable to expenses related to the DFS on the Boleo

Project, in amount of $685,529 in the 2005 fourth quarter and $1,294,259 in the 2004 fourth quarter. In addition, general and administrative expenses amounted to $483,570 in the fourth quarter of 2005 compared to $1,159,746 in the fourth quarter of 2004.

1.7 Liquidity and Capital Resources

During the year ended December 31, 2005, the Company had negative cash outflow of $6,713,911 (2004 - $2,990,098) from operating activities. The increase in cash outflow was attributed to significantly higher exploration expenditures and development of a test mine operation on the Boleo property.

In terms of investment activities, the Company utilized $449,211 to acquire mining equipment for use at and to develop the test mine site, and $150,174 for leasehold improvements and office furniture and equipment.

During the year ended December 31, 2005, the Company raised $4,819,709 (2004 - $8,952,375) on the placement of shares.

The following private placements, brokered and non-brokered, were completed:

(i) March 2005 – a private brokered placement of 2,000,000 units at $0.60 per unit, realizing gross proceeds of $1,200,000. Each unit consists of one share and one half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $1.15 within two years of issue. Agents fees relating to this placement amounted to $92,500 settled in cash.

(ii) March 2005 – a private non brokered placement of 100,000 units at $0.60 per unit, realizing gross proceeds of $60,000. Each unit consists of one share and one half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $1.15 within two years of issue.

(iii) October 2005 - a private non brokered placement of 1,426,678 units at $0.35 per unit, realizing gross proceeds of $499,337. Each unit consists of one share and one half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $0.45 within two years of issue.

(iv) November 2005 - a private non brokered placement of 1,978,571 units at $0.35 per unit, realizing gross proceeds of $692,500. Each unit consists of one share and one half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $0.45 within two years of issue.

(v) December 2005 - a private brokered placement of 1,000,000 units at $0.35 per unit, realizing gross proceeds of $350,000. Each unit consists of one share and one half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $0.45 within two years of issue. Agents fees relating to this issue amounted to $33,750 settled in cash.

(vi) December 2005 - a private brokered placement of 5,255,715 units at $0.35 per unit, realizing gross proceeds of $1,839,500. Each unit consists of one share and one half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $0.45 within two years of issue. Agents fees relating to this issue amounted to $186,581 settled in cash.

During the year ended December 31, 2005, the Company raised $585,322 on the exercise of 4,243,550 share purchase warrants by warrant holders. An additional $8,800 was raised when 40,000 share purchase options were exercised.

As an exploration stage company, the Company continues to rely on equity or debt financing to meet the ongoing cash requirements of the Company. In April 2006, the Company closed a private placement raising gross proceeds of $23,000,000. Through the efforts of a syndicate led by Westwind Partners Inc. and including Haywood Securities Inc (the "Agents"), the Company raised gross proceeds of $14,517,702 through the issuance and sale of 16,130,780 units at a price of $0.90 per unit. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $1.25 until April 13, 2008 or until April 13, 2011 with the consent of the TSX Venture Exchange. The balance of funds were raised by the Company for gross proceeds of $8,482,298.40. Subscription proceeds in the amount of $1,999,930.00 and the applicable 2,222,144 units are being held in escrow pending receipt of final release authorization documentation.

Although management has successfully raised significant amounts of capital in the past, there can be no assurance that it will be able to raise additional capital in the future.

1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.9 Contractual Obligations and Commitments

The Company has no long-term debts, material capital lease obligations and purchase obligations. The Company has management and consulting contracts with officers and directors of the Company for services rendered with future commitments under these contracts totalling $288,000 in fiscal 2006 and $72,000 in fiscal 2007.

The Company has committed to an operating lease for office space for a term of 63 months from July 2005 to September 2010 with minimum lease payment of $74,480 per annum.

The Company also signed an agreement with Bateman Engineering Ltd. Canada for the completion of the DFS budgeted at approximately CDN $8.9 million. The Bateman agreement does not include the costs of in-fill drilling, the test mining program, or management costs related to the DFS. The DFS is scheduled to be completed by July 2006. The agreement may be terminated upon thirty days written notice. As at December 31, 2005, the Company had paid or accrued a total of approximately $3.2 million under the agreement, for a remaining terminable commitment of $5.7 million.

1.10 Financial instruments and Risk Factors

As of December 31, 2005 the Company was not exposed to any financial instruments risks since their fair value approximates their carrying values because of the short-term maturity of those instruments.

The Company operates internationally, which gives rise to the risk of that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Mineral exploration and development involves a high degree of risk since few properties are developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors, which are beyond the Company's control. Some of these factors are attributable to commodity prices, government policy and regulation and environmental protection.

Resource estimates involves degree of uncertainty in the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resources figures set forth by the Company is estimates, and there is no certainty that the level of resources will be realized. In addition, decline in the market price for copper, zinc and cobalt may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

1.11 Outlook

The Company is actively proceeding with the DFS of the Boleo Property in order to develop a mine at the Boleo Property with an overall objective of maximizing production output and minimizing capital and operating costs.

1.12 Caution on Forward-Looking Information

This report contains certain "forward-looking statements". Such forward-looking statements are subject to risks, uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.

Exhibit 10

BAJA MINING CORP.

FORM 52-109FT1 – CERTIFICATE OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, John Greenslade, Chief Executive Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in *Multilateral Instrument 52-109 Certification of Disclosure in Companies' Annual and Annual Filings*) of Baja Mining Corp. for the year ended December 31, 2005;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and
3. Based on my knowledge, the annual financial statements together with the other financials information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the annual filings;

Dated: April 18, 2006

"John Greenslade"

John Greenslade
Chief Executive Officer
Baja Mining Corp.

Exhibit 11

BAJA MINING CORP.

FORM 52-109FT1 – CERTIFICATE OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Robert Mouat, Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in *Multilateral Instrument 52-109 Certification of Disclosure in Companies' Annual and Annual Filings*) of Baja Mining Corp. for the year ended December 31, 2005;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and
3. Based on my knowledge, the annual financial statements together with the other financials information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the annual filings;

Dated: April 18, 2006

"Robert Mouat"

Robert Mouat
Chief Financial Officer
Baja Mining Corp.

Exhibit 12

Form 52-109F1 – Certification of Annual Filings

I, Robert Mouat, Chief Financial Officer of Baja Mining Corp, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Baja Mining Corp. (the "Issuer") for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: April 26, 2006

"Robert Mouat"

Robert Mouat
Chief Financial Officer

Form 52-109F1 – Certification of Annual Filings

I, John Greenslade, Chief Executive Officer of Baja Mining Corp, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Baja Mining Corp. (the "Issuer") for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: April 24, 2006

"John Greenslade"

John Greenslade
President and CEO

Exhibit 1

April 6, 2006

TSX Venture Exchange: BAJ

RECEIVED
2006 MAY 15 P 3:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

PRIVATE PLACEMENT OF $23 MILLION SCHEDULED TO CLOSE APRIL 13th

Baja Mining Corp. (the "Company") is pleased to advise, further to an initial press release dated March 27, 2006, that a "best efforts" private placement (the "Placement"), with a syndicate led by Westwind Partners Inc., and including Haywood Securities Inc. (the "Agents"), to raise $14 million by issuance of up to 15,555,556 units at a price of $0.90 per unit, has been conditionally accepted by the TSX Venture Exchange (the "Exchange").

The Company has also granted the Agents an option, exercisable until 30 days from the closing of the Placement, to purchase, at the issue price of $0.90, up to 10,000,000 additional units. The Company is pleased to advise that the Agents' option will be exercised in full and the gross proceeds to the Company from the Placement will be $23.0 million. The Agents' option has also been conditionally accepted by the Exchange.

The Company intends to close the $23 million Placement on Thursday, April 13, 2006.

Final acceptance is subject to filing of the appropriate and necessary closing documents as required by the Exchange. The Company will issue a further press release upon closing and final acceptance of the Placement.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Exhibit 2

April 12, 2006

TSX Venture Exchange: BAJ

RECEIVED 2006 MAY 15 P 3:06 OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

BAJA WELCOMES NEW DIRECTOR OF PROJECT DEVELOPMENT

Baja Mining Corp. (the "Company") is pleased to welcome Mr. Eric W. Norton, P.Eng., as Director of Project Development to the Company's comprehensive Boleo Project team.

Mr. Norton graduated from the University of Toronto (1974), with a Bachelor of Applied Science (Honours) in Metallurgy and Materials Science. He worked for Teck Cominco (previously Cominco) for 31 years as a Manager in the various operating plants at the Trail, B.C. zinc smelter and Riddle, Oregon nickel smelter and recently as a Manager in the Exploration Business Development Group in Vancouver, B.C. During his time in Trail he directed both pyrometallurgical and hydrometallurgical plants.

From 1990 to 1998 he held the position of Operations Manager of the Glenbrook Nickel smelter in Oregon, USA. Mr. Norton directed the re-build and re-start of the ferronickel smelter and then held responsibility for the operation and commercial duties. He returned to Canada in 1998 and has since held the positions of: Manager of Materials and Metallurgy; Manager of Production Support, which included responsibility for the central maintenance and capital projects groups; Manager of Commercial Services at Trail, B.C.; and Manager in the Exploration Business Development Group in Vancouver since 2004. While in the Commercial Services position in Trail he lead the entry of Teck Cominco into the zinc sulphate fertilizer business.

Mr. Norton is a member of the Association of Professional Engineers and Geoscientists of British Columbia.

The Company is proceeding with the completion of a Definitive Feasibility Study (DFS) on its 100% owned Boleo Property, Baja California Sur, Mexico. The DFS is on track for completion Q3 2006. An infill drilling program commenced at Boleo in March 2006 in order to bring the first five years of production up to Measured and Indicated Resource status. Results of such drilling will follow in future news releases.

A second, fully integrated, pilot plant campaign is scheduled to start in late May 2006 with completion in June 2006. This testwork campaign has been initiated and design work and construction of the pilot plant facility is currently underway. Once again this second phase plant will be conducted at SGS Lakefield Research in Ontario, Canada.

There are numerous objectives for this pilot campaign including:

- Demonstrating the suitability of the use of Boleo Carbonate material in various of the planned neutralization duties throughout the plant. Boleo Carbonate is readily available on the Boleo property and its use in the plant has been shown to be both economically attractive and technically viable;
- Demonstrating refinements to the raffinate iron removal circuit prior to Direct Solvent Extraction of zinc sulphate and cobalt;

- Demonstrating and testing of the Direct Solvent Extraction circuit under operating parameters recently optimized during extensive bench scale testwork in Australia;
- Production of design data to provide additional confidence in the current design basis and
- Production of operational data that will facilitate the provision by Bateman Engineering of suitably framed Process Guarantees.

In addition there will be numerous testwork initiatives conducted in parallel with the pilot campaign that relate to the environmental characterization of waste products and streams from the pilot campaign. Potential suppliers of equipment to the project will be present, conducting their own testwork on suitable samples from the pilot campaign.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Exhibit 3

April 17, 2006 TSX Venture Exchange: BAJ

PRESS RELEASE

BAJA MINING ANNOUNCES CLOSING OF $23 MILLION PRIVATE PLACEMENT

Baja Mining Corp. (the "Company") is pleased to announce that it has closed its previously announced private placement raising gross proceeds of $23,000,000. Through the efforts of a syndicate led by Westwind Partners Inc. and including Haywood Securities Inc (the "Agents"), the Company raised gross proceeds of $14,517,702 through the issuance and sale of 16,130,780 units at a price of $0.90 per unit. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $1.25 until April 13, 2008 or until April 13, 2011 with the consent of the TSX Venture Exchange. The balance of funds were raised by the Company for gross proceeds of $8,482,298.40. Subscription proceeds in the amount of $1,999,930.00 and the applicable 2,222,144 units are being held in escrow pending receipt of final release authorization documentation.

Baja Mining will use the net proceeds from the placement of the units to complete the Definitive Feasibility Study with respect to the Company's Boleo project and for general corporate purposes.

In connection with the placement, the Company paid a commission of $798,473.61 in cash, representing 5.5% of the number of units sold by the Agents in the placement. The Company also issued "broker warrants" to the Agents, entitling them to purchase 887,192 common shares, representing 5.5% of the number of shares sold by the Agents in the placement, at a price of $0.90 per share, until April 13, 2008,. The Company also paid finder's fees either in cash or in a combination of cash and warrants exercisable into common shares to certain finders on the portion of the placement sold by the finders.

The shares and warrants issued in the placement will be subject to a four-month "hold period" under applicable Canadian securities legislation expiring on August 14, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Exhibit 4

BAJA MINING CORP.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

RECEIVED
2006 MAY ...
... OF ...
... ATE FINANCE

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders (the "Meeting") of Baja Mining Corp. (the "Company") will be held at the the Hyatt Regency Vancouver Hotel in the Grouse Room, 655 Burrard Street, Vancouver, British Columbia, Canada, V6C 2R7 on Thursday, **June 1, 2006**, at the hour of 10:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1. To receive the report of the directors of the Company for the fiscal year ended December 31, 2005;
2. To receive the comparative financial statements of the Company and the auditors' report thereon for the fiscal year ended December 31, 2005;
3. To elect directors for the ensuing year;
4. To appoint auditors and to authorize the directors to fix the remuneration of such auditors;
5. To ratify the current stock option plan of the Company and the re-pricing downward of certain stock options held by insiders of the Company from \$0.75 to \$0.35;
6. To consider and, if thought fit, to pass an ordinary resolution to authorize the Board of Directors in their discretion to amend any existing stock options granted to insiders, at such price or prices and upon such terms as may be acceptable to the TSX Venture Exchange;
7. To transact such further or other business as may properly come before the Meeting and any adjournment or adjournments thereof.

The board of directors fixed the close of business on April 18, 2006 as the record date for determination of members entitled to notice of the Meeting or any adjournment or adjournments thereof and the right to vote thereat. The transfer books will not be closed.

Shareholders who are unable to attend at the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy. A proxy will not be valid unless it is deposited at the office of Computershare Trust Company of Canada, Suite 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the person named therein purpose to vote in respect thereof.

DATED at Vancouver, British Columbia, this 28th day of April, 2006.

BY ORDER OF THE BOARD

"John Greenslade"

JOHN W. GREENSLADE
President, CEO and Director